hms

2017

Notice of Annual Meeting and Proxy Statement





DEAR FELLOW SHAREHOLDERS:

On behalf of the Board of Directors and management, we cordially invite you to attend the HMS Holdings Corp. 2017 Annual Meeting of Shareholders to be held on Monday, August 21, 2017, beginning at 10:00 a.m., Central Daylight Time, at the Four Seasons Resort and Club Dallas at Las Colinas, located at 4150 N. MacArthur Boulevard, Irving, Texas 75038. The formal Notice of Annual Meeting is set forth in the enclosed materials. At the Annual Meeting, you will be asked to (1) elect four Class II directors, (2) approve, on an advisory basis, the 2016 compensation of our named executive officers, (3) approve, on an advisory basis, the frequency of future advisory votes on executive compensation and (4) consider such other business as may properly come before the Annual Meeting or any postponements or adjournments of the Annual Meeting.

It is important that your views be represented, whether or not you are able to attend the Annual Meeting. You may vote in person at the Annual Meeting, by proxy over the Internet or by telephone, or if you received a paper copy of the proxy materials by mail, you can also vote by mail by following the instructions on the proxy card or voting instruction form. Voting over the Internet, by telephone or by written proxy or voting instruction form will ensure your representation at the Annual Meeting regardless of whether you attend in person.

We appreciate your investment in HMS Holdings Corp. and look forward to seeing you at the Annual Meeting.

Sincerely,

William C. Lucia
Chairman of the Board,
President and Chief Executive Officer

July 12, 2017
Irving, Texas



NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF HMS HOLDINGS CORP.

Time and Date:	10:00 a.m. Central Daylight Time on Monday, August 21, 2017
Place:	Four Seasons Resort and Club Dallas at Las Colinas, located at 4150 N. MacArthur Boulevard, Irving, Texas 75038
Items of Business:	1. To elect four Class II directors.
	2. To approve, on an advisory basis, the 2016 compensation of our named executive officers.
	3. To approve, on an advisory basis, the frequency of future advisory votes on executive compensation.
	4. To consider such other business as may properly come before the 2017 Annual Meeting of Shareholders or any postponement or adjournment thereof.

Record Date. Shareholders of record as of the close of business on June 27, 2017 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting or any adjournment therof.

Meeting Admission. You are entitled to attend the Annual Meeting only if you were a shareholder of HMS as of the close of business on the Record Date or hold a valid proxy for the Annual Meeting. You should be prepared to present photo identification for admission. If you are not a shareholder of record, but hold shares through a broker, bank or other nominee (*i.e.*, in street name), you should provide proof of beneficial ownership as of the Record Date, such as your most recent account statement dated prior to June 27, 2017, a copy of the voting instruction form provided by your broker, bank or other nominee, or other similar evidence of ownership. If, upon request, you do not provide photo identification or comply with the other procedures outlined above, you may not be admitted to the Annual Meeting. Directions to the Annual Meeting may be obtained on our website at http://investor.hms.com/annual-meeting.cfm or by sending an email to Investor Relations at dennis.oakes@hms.com.

Your vote is important to us. Whether or not you plan to attend the Annual Meeting, we encourage you to read the attached Proxy Statement and vote as soon as possible. You may vote your shares via a toll-free telephone number or over the Internet. If you received a paper copy of a proxy or voting instruction form by mail, you may submit your vote by completing, signing, dating and returning your proxy card or voting instruction form in the pre-addressed envelope provided, or by following the instructions on your proxy card or voting instruction form for voting over the Internet or by telephone. For specific instructions on how to vote, please refer to the "Questions and Answers" section beginning on page 1 of the Proxy Statement.

By the Order of the Board of Directors,

Meredith W. Bjorck

Meredith W. Bjorck
*Executive Vice President, General Counsel
and Corporate Secretary*

July 12, 2017
Irving, Texas

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on August 21, 2017: This Notice of Annual Meeting and Proxy Statement and our 2016 Annual Report to Shareholders are available on our website at http://investor.hms.com/annual-meeting.cfm. The information contained on our website is not incorporated by reference into this Proxy Statement.

HMS HOLDINGS CORP.

5615 High Point Drive
Irving, Texas 75038

PROXY STATEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 21, 2017

The Board of Directors of HMS Holdings Corp., a Delaware corporation (which may be referred to in this Proxy Statement as "we," "us," "our," "HMS" or the "Company"), has made this Proxy Statement and our 2016 Annual Report to Shareholders (the "Annual Report") available to you over the Internet or has delivered paper copies of these materials to you in connection with our 2017 Annual Meeting of Shareholders, or the 2017 Annual Meeting, to be held at 10:00 a.m. Central Daylight Time on Monday, August 21, 2017 at the Four Seasons Resort and Club Dallas at Las Colinas, located at 4150 N. MacArthur Boulevard, Irving, Texas 75038, and at which certain items of business will be voted on. When we ask for your proxy with respect to these items of business, we must provide you with a Proxy Statement that contains certain information specified by law.

As a shareholder, you are invited to attend the 2017 Annual Meeting and are entitled and requested to vote on the items of business described in this Proxy Statement.

This Proxy Statement and the notice about the Internet availability of our proxy materials, as applicable, are being mailed on or about July 12, 2017 to shareholders entitled to vote at the 2017 Annual Meeting.

QUESTIONS AND ANSWERS

PROXY MATERIALS

Q: What information is contained in this Proxy Statement?

A: This Proxy Statement contains information relating to the proposals to be voted on at the 2017 Annual Meeting, the voting process, our Board of Directors and Board committees, the compensation of our directors and executive officers, beneficial ownership of HMS and certain other required information.

Q: Why did I receive a notice in the mail regarding the Internet availability of the proxy materials instead of a paper copy of the proxy materials?

A: We are pleased to be again using the U.S. Securities and Exchange Commission (the "SEC") rule that allows companies to furnish their proxy materials over the Internet. We are mailing to many of our shareholders a notice about the Internet availability of the proxy materials instead of a paper copy of the proxy materials. All shareholders receiving the notice will have the ability to access the proxy materials over the Internet and to request to receive a paper copy of the proxy materials by mail. Instructions on how to access the proxy materials over the Internet, how to request a paper copy of the materials or how to opt to receive future proxy materials in printed form by mail are provided in the notice.

Q: How can I access the proxy materials over the Internet?

A: This Proxy Statement and our Annual Report are available at www.proxyvote.com. Your notice about the Internet availability of the proxy materials, proxy card or voting instruction form will contain instructions on how to view our proxy materials over the Internet.

Q: What should I do if I receive more than one notice about the Internet availability of the proxy materials or more than one paper copy of the proxy materials?

A: You may receive more than one notice, paper copy of the proxy materials, proxy card or voting instruction form. For example, if you hold your shares in more than one brokerage account, you may receive a separate

notice or a separate voting instruction form for each brokerage account in which you hold shares, or, if you are a shareholder of record and your shares are registered in more than one name, you may receive more than one notice or more than one paper copy of the proxy materials.

To vote all of your shares by proxy, you must vote the shares represented by each notice that you receive, unless you have requested and received a proxy card or voting instruction form for the shares represented by one or more of those notices, in which case, you must complete, sign, date and return each proxy card and voting instruction form that you receive or follow the directions to vote these shares over the Internet or by telephone.

Q: How may I obtain a paper copy of the proxy materials or a copy of HMS's Annual Report and other financial information?

A: Instructions about how to obtain a paper copy of the proxy materials are provided on the notice of Internet availability. Shareholders may request a free copy of our Annual Report by contacting us at the address/phone number listed in the answer to the next question. We also will furnish any exhibits to the Annual Report if specifically requested. Alternatively, shareholders can access the Annual Report and other financial information on our Investor Relations website at http://investor.hms.com/index.cfm.

Q: I share an address with another shareholder, and we received only one notice of Internet availability of the proxy materials or only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

A: If you share an address with another shareholder, you may receive only one notice of Internet availability of the proxy materials or only one paper copy of proxy materials, unless you have provided contrary instructions.

If you wish to receive a separate set of proxy materials, please submit your request to our transfer agent, Broadridge Corporate Issuer Solutions, Inc. ("Broadridge"), either by calling Broadridge at the toll-free number below, or by writing to Broadridge at the address below:

Broadridge Corporate Issuer Solutions, Inc.
Householding Department
51 Mercedes Way
Edgewood, New York 11717
Telephone: 800.542.1061

All shareholders may also call us at the number below or write to us at the address below to request a separate copy of these materials:

HMS Holdings Corp.
Attention: Investor Relations
5615 High Point Drive
Irving, Texas 75038
Email: dennis.oakes@hms.com
Telephone: 214.453.3000

If you and other residents at your address have been receiving multiple copies of our proxy materials and desire to receive only a single copy of these materials, you may contact Broadridge or contact us at the above addresses or telephone numbers.

ANNUAL MEETING INFORMATION

Q: How can I attend the 2017 Annual Meeting?

A: You are entitled to attend the 2017 Annual Meeting if you were a shareholder of HMS as of the close of business on June 27, 2017 (the "Record Date") or if you hold a valid proxy for the 2017 Annual Meeting. You should be prepared to present photo identification for admission. A list of shareholders eligible to vote at the

2017 Annual Meeting will be available for inspection at the 2017 Annual Meeting and for a period of ten calendar days prior to the 2017 Annual Meeting at our principal place of business during regular office hours, which is located at 5615 High Point Drive, Irving, Texas 75038.

If you are not a shareholder of record, but hold shares through a broker, bank or other nominee (i.e., in street name), in addition to photo identification, you should provide proof of beneficial ownership as of the Record Date, such as your most recent account statement dated prior to June 27, 2017, a copy of the voting instruction form provided by your broker, bank or other nominee, or other similar evidence of ownership. If, upon request, you do not provide photo identification or comply with the other procedures outlined above, you may not be admitted to the 2017 Annual Meeting.

The 2017 Annual Meeting will begin promptly at 10:00 a.m., Central Daylight Time. Check-in will begin at 9:30 a.m., Central Daylight Time, and you should allow time for check-in procedures.

Q: How many shares must be present or represented to conduct business at the 2017 Annual Meeting?

A: Holders of a majority of our shares common stock entitled to vote at the 2017 Annual Meeting must be present in person or represented by proxy at the 2017 Annual Meeting in order to hold the meeting and conduct business. This is called a quorum. You are part of the quorum if you have voted by proxy. Both abstentions and broker non-votes are counted for the purpose of determining the presence of a quorum. Broker non-votes result when shares are held in "street name" by brokers who are present in person or represented by proxy at a meeting, but who have not received a voting instruction on a particular item or matter on behalf of the customers who actually own our shares and the item or matter is not within the broker's discretionary authority to vote. See "What if I am a beneficial shareholder and I do not give my broker voting instructions?" on page 5 for more information.

Q: What if a quorum is not present at the 2017 Annual Meeting?

A: If a quorum is not present in person or represented by proxy at the 2017 Annual Meeting, the shareholders present or represented at the meeting and entitled to vote (although less than a quorum) or any officer entitled to preside or to act as chairman of such meeting, may adjourn the 2017 Annual Meeting until a quorum is present or represented. The time and place of the adjourned meeting will be announced at the time the adjournment is taken and no other notice will be given, unless the adjournment is for more than 30 days from the date of the original meeting or a new record date is set for the adjourned meeting, in which case, a notice of the adjourned meeting shall be given to each shareholder entitled to vote at the meeting.

VOTING INFORMATION

Q: Who is entitled to vote at the 2017 Annual Meeting?

A: Only shareholders of record at the close of business on June 27, 2017 are entitled to vote at the 2017 Annual Meeting. We refer to the close of business on this date as our Record Date.

Q: What are the voting rights of HMS's holders of common stock?

A: Each outstanding share of HMS common stock on the Record Date will be entitled to one vote on each matter considered at the 2017 Annual Meeting.

You may vote all shares of HMS common stock owned by you as of the Record Date, including (i) shares that are held directly in your name as the shareholder of record, and (ii) shares held for you as the beneficial owner through a broker, bank or other nominee.

On the Record Date, we had 84,043,049 shares of common stock issued and outstanding.

Q: What items of business will be voted on at the 2017 Annual Meeting?

A: Shareholders are being asked to vote on the following matters at the 2017 Annual Meeting:

QUESTIONS AND ANSWERS

Proposal Number		Our Board of Directors Recommends
One	To elect as Class II directors the four nominees named in this Proxy Statement for a term expiring on the date of our 2019 Annual Meeting of Shareholders, or at such time as their successors have been duly elected and qualified	FOR EACH DIRECTOR NOMINEE
Two	To approve, on an advisory basis, the 2016 compensation of our named executive officers, as described in this Proxy Statement	FOR
Three	To approve, on an advisory basis, the frequency of future advisory votes on executive compensation	FOR EVERY ONE YEAR

We will also consider other business that properly comes before the 2017 Annual Meeting.

Q: Assuming there is a proper quorum of shares represented at the meeting, how many shares are required to approve the proposals being voted on in this Proxy Statement and how are shares counted?

A: The following table reflects the vote required in accordance with the laws of the State of Delaware, our Certificate of Incorporation, our Bylaws and the NASDAQ Stock Market, LLC Marketplace Rules (the "NASDAQ Marketplace Rules"), as applicable:

Proposal Number	Matter	Vote required	Is broker discretionary voting allowed?
One	Elect four Class II directors	Majority of votes cast	No
Two	Advisory vote on executive compensation*	Majority of votes cast	No
Three	Advisory vote on the frequency of future advisory votes on executive compensation*	Majority of votes cast	No

*Advisory and non-binding. Please see Proposal Two on page 67 and Proposal Three on page 68 for more information regarding the effect of your vote.

With respect to Proposal One, you may vote "for" or "against" each of the nominees, or you may "abstain" from voting for one or more nominees. Our Bylaws provide that a nominee will be elected as a director if he or she receives a majority of the votes cast on his or her election at the 2017 Annual Meeting. A majority of the votes cast means that the number of shares voted "for" a nominee's election exceeds the number of votes cast "against" that nominee's election (with abstentions and broker non-votes not counted as a vote either "for" or "against" that nominee's election).

With respect to Proposal Two, you may vote "for," "against" or "abstain" from voting on this proposal. Adoption of Proposal Two requires the affirmative vote of the majority of the votes cast by the holders of all of the shares of stock present or represented at the 2017 Annual Meeting and voting affirmatively or negatively on such matter (meaning the number of shares voted "for" such proposal must exceed the number of shares voted "against" such proposal). Neither abstentions nor broker non-votes will have an effect on the outcome of such matter because approval is based solely on the number of votes cast affirmatively or negatively.

With respect to Proposal Three, you will be able to specify one of four options for the frequency of conducting future advisory votes on executive compensation: "one year," "two years," "three years" or "abstain." The option of one year, two years or three years that receives a majority of votes cast on the proposal will be the frequency for the advisory vote that has been recommended by shareholders. Neither abstentions nor broker non-votes will have an effect on the outcome of this matter. In the event that no option receives a majority of votes cast, the Company will consider the option that receives the most votes to be the option selected by shareholders.

Q: What if a director nominee does not receive a majority of the votes cast?

A: If an incumbent director who has been nominated for re-election fails to receive a majority of the votes cast in an uncontested election "for" his/her re-election, Delaware law provides that the director continues to serve as a director in a hold-over capacity.

HMS has adopted a Board Resignation Policy that requires each incumbent nominee to submit an irrevocable contingent resignation letter that will be effective upon (i) his/her failure to receive the required vote at the next annual meeting at which he/she faces re-election and (ii) Board acceptance of such resignation. Therefore, if a nominee fails to receive the required vote for re-election, our Nominating and Governance Committee will act on an expedited basis to determine whether to accept the director's resignation and will submit such recommendation for prompt consideration by the Board of Directors. The Board of Directors expects the director whose resignation is under consideration to abstain from participating in any decision regarding that resignation. The Nominating and Governance Committee and the Board of Directors may consider any factors they deem relevant in deciding whether to accept a director's resignation. The Board of Directors will publicly disclose its decision and rationale within a reasonable time period following certification of the election results. If a director's resignation is accepted by the Board of Directors, the Board may fill the vacancy or decrease the size of the Board.

Q: What happens if a nominee is unable to stand for election?

A: If a nominee is unable to stand for election, the Board of Directors may either reduce the number of directors to be elected or designate a substitute nominee. If a substitute nominee is selected, the persons named as proxy holders, William C. Lucia, our Chairman, President and Chief Executive Officer, Jeffrey S. Sherman, our Executive Vice President, Chief Financial Officer and Treasurer, and Meredith W. Bjorck, our Executive Vice President, General Counsel and Corporate Secretary, intend to vote your proxy for the substitute nominee and the remaining nominees, unless otherwise instructed by you in the proxy.

Q: What happens if additional matters are presented at the 2017 Annual Meeting?

A: Other than the four items of business described in this Proxy Statement, we are not aware of any other business to be acted upon at the 2017 Annual Meeting. If you grant a proxy, Messrs. Lucia and Sherman and Ms. Bjorck, the proxy holders, will have the discretion to vote your shares on any additional matters properly presented for a vote at the 2017 Annual Meeting.

Q: What if I sign and return my proxy without making any voting decisions?

A: If you sign and return your proxy without making any voting decisions, your shares will be voted "FOR" each of the four nominees for Class II director, "FOR" Proposal Two, and for "ONE YEAR" on Proposal Three. If other matters properly come before the 2017 Annual Meeting, the persons named as proxy holders, Messrs. Lucia and Sherman and Ms. Bjorck, will have the authority to vote on those matters for you at their discretion. As of the date of this Proxy Statement, we are not aware of any matters that will come before the 2017 Annual Meeting other than those disclosed in this Proxy Statement.

Q: What if I am a beneficial shareholder and I do not give my broker voting instructions?

A: If you are a beneficial shareholder and your shares are held in the name of a broker, the broker is bound by the rules of the New York Stock Exchange (NYSE) regarding whether or not it can exercise discretionary voting power for any particular proposal if the broker has not received voting instructions from you. Brokers have the authority to vote shares for which their customers do not provide voting instructions on certain "routine" matters. If the broker does not vote on a particular proposal because that broker does not have discretionary voting power, this is referred to as a "broker non-vote." Broker non-votes will be considered as present for purposes of determining a quorum.

The election of Class II directors (Proposal One), the advisory vote on executive compensation (Proposal Two) and the advisory vote on the frequency of future advisory votes on executive compensation (Proposal Three), are considered "non-routine" matters under the applicable rules of the NYSE, so your broker cannot vote on these matters without your voting instructions.

Q: What is the difference between holding shares as a shareholder of record and holding shares as a beneficial owner?

A: Most of our shareholders hold their shares through a broker, bank or other nominee rather than directly in their own name. We have summarized below some of the distinctions between being a shareholder of record and being a beneficial owner.

Shareholder of Record. If your shares are registered directly in your name, or as a joint holder, with our transfer agent, Broadridge, you are considered, with respect to those shares, the shareholder of record. As a shareholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the 2017 Annual Meeting.

Beneficial Owner. If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name. As a beneficial owner, you have the right to direct your broker, bank or other nominee how to vote and are also invited to attend the 2017 Annual Meeting.

Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a "legal proxy" from the broker, bank or other nominee that holds your shares, giving you the right to vote the shares at the 2017 Annual Meeting. Your broker, bank or other nominee has provided a voting instruction form for you to use in directing the broker, bank or other nominee how to vote your shares.

Q: How can I vote?

A: Whether you hold shares directly as a shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the 2017 Annual Meeting.



By Internet. Go to www.proxyvote.com and follow the instructions there. You will need the 12-digit number included on your proxy card, voting instruction form or notice. Votes submitted via the Internet must be received by 11:59 p.m. Eastern Daylight Time on August 20, 2017.



By telephone. Dial the phone number on your proxy card or notice. You will need the 12-digit number included on your proxy card, voting instruction form or notice. Telephone voting for shareholders of record is available 24 hours a day. Votes submitted by telephone must be received by 11:59 p.m. Eastern Daylight Time on August 20, 2017.

If your shares are held in street name in an account at a bank or brokerage firm that participates in a program that offers telephone voting options, upon your request, they will provide you with a voting instruction form that includes instructions on how to vote your shares by telephone by the deadline specified on the voting instruction form.



By mail. If you received a paper copy of a proxy card or voting instruction form, you may submit your proxy by completing, signing and dating the proxy card or voting instruction form and mailing it in the accompanying pre-addressed envelope. In order to ensure they are voted at the 2017 Annual Meeting, proxies submitted by mail must be received at the address provided no later than August 18, 2017, the last business day before the meeting.



In person. Shares held in your name as the shareholder of record may be voted in person at the 2017 Annual Meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, bank or other nominee that holds your shares, giving you the right to vote the shares. ***Even if you plan to attend the 2017 Annual Meeting, we***

recommend that you use one of the methods described above to submit your proxy so that your vote will be counted if you later decide not to attend the 2017 Annual Meeting.

Q: Is my vote confidential?

A: Proxy cards, ballots and voting instructions and tabulations that identify individual shareholders will be tabulated by Broadridge and will be handled in a manner that protects your voting privacy.

Q: How are my votes cast when I submit my proxy over the Internet, by telephone or by mail?

A: When you submit your proxy over the Internet, by telephone or by signing and returning the proxy card, you appoint Messrs. Lucia and Sherman and Ms. Bjorck, or any of them, as your representatives at the 2017 Annual Meeting. Messrs. Lucia and Sherman and Ms. Bjorck, or any of them, will vote your shares at the 2017 Annual Meeting as you have instructed. They are also entitled to appoint a substitute to act on their behalf.

Q: May I change my vote?

A: Yes. If you are the shareholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy) prior to the applicable deadline, by providing a written notice of revocation to our Corporate Secretary, or by attending the 2017 Annual Meeting and voting in person. For your written notice of revocation to be effective, it must be received by our Corporate Secretary at our principal place of business no later than August 18, 2017, the last business day before the meeting. Attendance at the 2017 Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically so request or if you cast a new vote. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, bank or other nominee, or, if you have obtained a legal proxy from your broker, bank or other nominee giving you the right to vote your shares, by attending the 2017 Annual Meeting and voting in person. If you are a shareholder of record or if your shares are held in street name and your bank or brokerage firm offers telephone and Internet voting options, you may also change your vote at any time prior to 11:59 p.m. Eastern Daylight Time on August 20, 2017 by voting over the Internet or by telephone. If you change your vote, your latest telephone or Internet proxy is counted.

Q: Who will bear the cost of soliciting votes for the 2017 Annual Meeting?

A: HMS is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees. These individuals will not receive any additional compensation for such solicitation activities. HMS has also retained Georgeson LLC, a proxy solicitation firm, to assist in the solicitation of proxies for a fee of approximately $12,000, plus administrative costs and any other reasonable out-of-pocket disbursements. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses incurred in forwarding proxy materials to shareholders.

Q: Where can I find the voting results of the 2017 Annual Meeting?

A: We intend to announce preliminary voting results at the 2017 Annual Meeting and publish final results, or the preliminary results if final results are unavailable, on a Current Report on Form 8-K to be filed with the SEC within four business days of the 2017 Annual Meeting.

Q: Who will serve as inspector of elections?

A: Broadridge will tabulate votes and a representative of Broadridge will act as inspector of elections.

Q: What if I have questions for HMS's transfer agent?

A: Broadridge serves as our transfer agent. Broadridge can be reached as follows:

HMS Holdings Corp.
c/o Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, New York 11717
Telephone Inquiries: 855.418.5059 or TTY for hearing impaired: 855.627.5080
Foreign Shareholders: 720.378.5654
Website: http://www.broadridge.com
shareholder@broadridge.com

SHAREHOLDER PROPOSALS, DIRECTOR NOMINATIONS AND QUESTIONS

Q: What is the deadline for submitting proposals for inclusion in HMS's proxy statement for the 2018 Annual Meeting of Shareholders?

A: Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), shareholders may present proper proposals for inclusion in our proxy statement relating to, and for consideration at, the 2018 Annual Meeting of Shareholders, or the 2018 Annual Meeting, by submitting their proposals to us in a timely manner. Such proposals will be so included if they are received in writing at our principal executive office no later than March 14, 2018 and if they otherwise comply with the requirements of Rule 14a-8. Proposals should be addressed to: Meredith W. Bjorck, Corporate Secretary, HMS Holdings Corp., 5615 High Point Drive, Irving, Texas 75038.

With regard to any proposal by a shareholder not seeking to have such proposal included in the proxy statement, but seeking to have such proposal considered at the 2018 Annual Meeting or seeking to nominate a candidate for director at the 2018 Annual Meeting, in order for such proposal/nomination to be considered timely it must be received in writing by the Corporate Secretary at our principal executive office between April 23, 2018 and May 23, 2018. If a shareholder fails to timely notify us of such proposal/nomination, the chairman of the meeting may determine that the proposal/nomination may not be brought before the annual meeting. Any proposals submitted by shareholders must comply in all respects with (i) the rules and regulations of the SEC, (ii) the provisions of our Certificate of Incorporation and our Bylaws and (iii) applicable Delaware law.

Q: How may I obtain a copy of HMS's Bylaw provisions regarding shareholder proposals and director nominations?

A: You may contact the Corporate Secretary at our principal place of business for a copy of the relevant Bylaw provisions regarding the requirements for making shareholder proposals and nominating director candidates. Our Amended and Restated Bylaws are also available on our website under the "Investors—Corporate Governance" tabs at http://investor.hms.com/corporate-governance.cfm.

Q: Who can help answer my questions?

A: If you have any other questions about the 2017 Annual Meeting, you should contact our Assistant Corporate Secretary, Kimberly Day, at 214.453.3000.

PROPOSAL ONE: ELECTION OF CLASS II DIRECTORS

The Board of Directors is currently composed of nine members, eight of whom are non-employee directors. Pursuant to our Bylaws, our Board of Directors is currently divided into two classes, Class I and Class II, with one class standing for election each year for a term of two years.

At the 2017 Annual Meeting, shareholders as of the Record Date will consider and vote upon the proposed re-election of each of the four Class II directors on our Board of Directors. Based on the recommendation of our Nominating and Governance Committee, our Board of Directors has nominated William F. Miller, Ellen A. Rudnick, Richard H. Stowe and Cora M. Tellez for re-election as Class II directors at the 2017 Annual Meeting. Each of the nominees is currently serving as a director of HMS and was last elected at the 2015 Annual Meeting of Shareholders.

Each of the nominees has consented to being named in this Proxy Statement and to serve as a director if elected. If elected, each of the nominees will hold office for a two-year term expiring at the annual meeting of shareholders in 2019 and until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. In the event any nominee for director declines or is unable to serve, the proxies may be voted for a substitute nominee selected by the Board of Directors. The Board of Directors expects that each nominee named in the following table will be available for election. HMS did not receive notice from any shareholder prior to the deadline for submitting notice of an intention to nominate any additional persons for election as directors at the 2017 Annual Meeting.

The following table sets forth information with respect to our continuing directors and nominees for election at the 2017 Annual Meeting.

Name	Age	Has Served as a Director Since	Position with HMS
Class II Director Nominees (Terms to expire at the 2019 Annual Meeting, if re-elected)			
William F. Miller III	68	2000	Class II Director Nominee
Ellen A. Rudnick	66	1997	Class II Director Nominee
Richard H. Stowe	73	1989	Class II Director Nominee and Lead Independent Director
Cora M. Tellez	68	2012	Class II Director Nominee
Class I Directors (Terms expire at the 2018 Annual Meeting)			
Alex M. Azar II[1]	50	2016	Class I Director
Robert Becker[2]	63	2016	Class I Director
Craig R. Callen	61	2013	Class I Director
William C. Lucia	59	2009	Chairman, President and Chief Executive Officer, and Class I Director
Bart M. Schwartz	70	2010	Class I Director

(1) In October 2016, the Board of Directors increased the size of the board to nine members and appointed Mr. Azar as a Class I director.

(2) The Board of Directors appointed Mr. Becker as a Class I director in January 2016 to fill a vacancy on the Board.

The Nominating and Governance Committee considers, among other things, the performance, skills and characteristics of incumbent directors and their respective attendance records before making a determination to recommend that the full Board of Directors nominate him or her for re-election. For additional information regarding our director nomination process, see "Director Nomination Process" later in this Proxy Statement. The Board of Directors believes that the combination of business skills and professional experience of our directors, as well as the gender, race, ethnicity and tenure diversity among its members, have been contributing factors to its effectiveness and provide a valuable resource to management in overseeing and developing strategy and long-term plans for HMS.

Detailed biographical information of each nominee for director and continuing director, as well as a description of the specific experience, qualifications, attributes and skills that led our Board to conclude that each director should serve as a member of our Board, is below.

NOMINEES FOR CLASS II DIRECTOR (TERMS TO EXPIRE AT THE 2019 ANNUAL MEETING)

William F. Miller III



Mr. Miller has served as one of our directors since October 2000. In 2013, Mr. Miller joined KKR Advisors, a global investment firm, as a healthcare industry advisor. From 2006 to 2013, Mr. Miller was a partner at Highlander Partners, a private equity group in Dallas, Texas focused on investments in healthcare products, services and technology. From October 2000 to April 2005, Mr. Miller served as our Chief Executive Officer and from December 2000 to April 2006, Mr. Miller served as our Chairman. From 1983 to 1999, Mr. Miller served as President and Chief Operating Officer of EmCare Holdings, Inc., a national healthcare services firm focused on the provision of emergency physician medical services. From 1980 to 1983, Mr. Miller served as Administrator/Chief Operating Officer of Vail Mountain Medical. From 1997 to 2012, Mr. Miller served as a director of Lincare Holdings, Inc.

Mr. Miller brings to the Board of Directors both a thorough understanding of our business and the healthcare industry and extensive experience in the financial markets. His significant operational experience, both at HMS and at EmCare Holdings, makes him well-positioned to provide HMS with insight on financial, operational and strategic issues and to serve as a member of the Compliance and Ethics Committee.

Ellen A. Rudnick



Ms. Rudnick has served as one of our directors since 1997. Since 1999, Ms. Rudnick has served in various roles at the Polsky Center for Entrepreneurship and Innovation, University of Chicago Booth School of Business, including her current role as Senior Advisor for Entrepreneurship, adjunct faculty, and her prior role as Executive Director and Clinical Professor from 1999 through July 2016. From 1993 to 1999, Ms. Rudnick served as Chairman of Pacific Biometrics, Inc., a publicly held healthcare biodiagnostics company and its predecessor, Bioquant, which she co-founded. From 1990 to 1992, she served as President and Chief Executive Officer of Healthcare Knowledge Resources (HKR), a privately held healthcare information technology corporation and subsequently served as President of HCIA, Inc. (HCIA) following the acquisition of HKR by HCIA. From 1975 to 1990, Ms. Rudnick served in various positions at Baxter Health Care Corporation, including Corporate Vice President and President of its Management Services Division. Ms. Rudnick also serves as a director of Patterson Companies, Inc. and First Midwest Bancorp, Inc.

Ms. Rudnick brings to the Board of Directors extensive business understanding and demonstrated management expertise, having served in key leadership positions at a number of healthcare companies. Ms. Rudnick has a comprehensive understanding of the operational, financial and strategic challenges facing companies and knows how to make businesses work effectively and efficiently. Her management experience and service on other public company boards has provided her with a thorough understanding of the financial and other issues facing large companies, making her particularly valuable as the Chair of our Audit Committee and as a member of our Compliance and Ethics Committee and Nominating and Governance Committee.

Richard H. Stowe



Mr. Stowe has served as one of our directors since 1989 and as Lead Independent Director of the Board since July 2015. Mr. Stowe has served as a general partner of Health Enterprise Partners LP, a private equity firm, since 2005. From 1999 to 2005, Mr. Stowe was a private investor, a senior advisor to the predecessor funds to Health Enterprise Partners, and a senior advisor to Capital Counsel LLC, an asset management firm. From 1979 until 1998, Mr. Stowe was a general partner of Welsh, Carson, Anderson & Stowe. Prior to 1979, he was a Vice President in the venture capital and corporate finance groups of New Court Securities Corporation (now Rothschild, Inc.).

Mr. Stowe brings over 46 years of financial, capital markets and investment experience to our Board of Directors. Mr. Stowe's background and extensive experience make him well-positioned to serve as the Chair of the Compensation Committee, a member of the Nominating and Governance Committee and as our Lead Independent Director. Mr. Stowe has effectively carried out his responsibilities as a Chair for several of our Board committees and is well-respected by the independent directors. The Board believes that Mr. Stowe is highly qualified and continues to be in the best position to serve as Lead Independent Director.

Cora M. Tellez



Ms. Tellez has served as one of our directors since October 2012. Ms. Tellez is the President and Chief Executive Officer of Sterling HSA, an independent health savings accounts administrator which she founded in 2004. Prior to starting Sterling HSA, Ms. Tellez served as President of the health plans division of Health Net, Inc., an insurance provider. She later served as President of Prudential's western health care operations, CEO of Blue Shield of California, Bay Region and Regional Manager for Kaiser Permanente of Hawaii. Ms. Tellez also serves as Chief Executive Officer of Amazing CARE Network, Inc., a company she founded in January 2015. Ms. Tellez serves on the boards of directors of Pacific Premier Bancorp, Inc. and CorMedix Inc., as well as on the boards of various nonprofit organizations such as the Institute for Medical Quality and UC San Diego's Center for Integrative Medicine.

Ms. Tellez brings over 25 years of healthcare policy and operations experience to the Board. Her public company operational, financial and corporate governance experience is a valuable resource for our Board and makes her well-positioned to serve as the Chair of the Nominating and Governance Committee, a member of the Audit and Compensation Committees and as an audit committee financial expert.

CONTINUING MEMBERS OF THE BOARD OF DIRECTORS:
CLASS I DIRECTORS (TERMS EXPIRE AT THE 2018 ANNUAL MEETING)

Alex M. Azar II



Mr. Azar has served as one of our directors since October 2016. Mr. Azar is currently Chairman of Seraphim Strategies, LLC, a firm he founded in 2017, which provides strategic consulting and counsel on the biopharmaceutical and health insurance industries, including biopharmaceutical pricing, reimbursement, access, and distribution, as well as federal and state healthcare policy. From January 2012 to January 2017, Mr. Azar served as President of Lilly USA, LLC, the largest affiliate of global biopharmaceutical company Eli Lilly & Co. (Lilly), where he was responsible for directing the sales and marketing operations of Lilly's U.S. commercial business and also directly led the U.S. Biomedicines division. From April 2009 to December 2011, he served as Lilly's Vice President of Managed Healthcare Services and Puerto Rico, and from June 2007 to April 2009 as its Senior Vice President of Corporate Affairs and Communications responsible for the company's global communications, government affairs, public policy, advocacy, and pricing, reimbursement and access organizations. Prior to joining Lilly, Mr. Azar served as the Deputy Secretary of the U.S. Department of Health and Human Services (HHS) from 2005 to 2007, where he was the Chief Operating Officer of the largest civilian cabinet department in the U.S. government. Mr. Azar supervised all operations of HHS, including the regulation of food and drugs, Medicare, Medicaid, medical research, public health, welfare, child and family services, disease prevention, Indian health, mental health services, and others. Mr. Azar served as General Counsel of HHS from 2001 to 2005. Prior to his service at HHS, Mr. Azar was in private legal practice. He also served as a Law Clerk to U.S. Supreme Court Justice Antonin Scalia. Mr. Azar serves on the boards of the American Council on Germany and the Indianapolis Symphony Orchestra.

Mr. Azar brings an important blend of government and healthcare industry experience to our Board of Directors. He has an informed perspective on healthcare policy and extensive experience with big data, which is particularly relevant to us as we expand into the care management and data analytics field.

Robert Becker



Mr. Becker has served as one of our directors since January 2016. Mr. Becker most recently served as President and CEO of Wolters Kluwer Health, a provider of information and point of care solutions to the healthcare industry, from December 2008 until his retirement in May 2015. In his role at Wolters Kluwer Health, Mr. Becker reported to the Chairman of the Executive Board and had global responsibility for Wolters Kluwer's $1.2 billion Health division. From August 2003 to November 2008, he served as CEO of Wolters Kluwer Law & Business. Mr. Becker led the transformation of both the Health and Law & Business divisions from traditional publishers to world class providers of digital content and software solutions through a combination of organic growth and mergers and acquisitions. Prior to joining Wolters Kluwer, Mr. Becker served as President and CEO of Jupiter Media Metrix, a provider of comprehensive research and measurement products and services designed to assist companies in utilizing Internet technologies to more effectively operate their businesses. Mr. Becker also spent 13 years with The Thomson Corporation, 10 years as a CEO and three as a CFO of several global businesses. Mr. Becker, who is a CPA, began his career at PriceWaterhouse auditing numerous public and privately held companies. Mr. Becker previously served on the board of directors of Symphony Health, a privately held portfolio company of Symphony Technology Group providing pharmacy claims and patient longitudinal health records to the pharmaceutical industry.

Mr. Becker's executive leadership experience and strong background in technology and data analytics provide valuable insight into strategic planning and operations to the Board. Among other qualifications, Mr. Becker brings to the Board extensive financial expertise, including budgeting, forecasting and mergers and acquisitions, making him well-positioned to serve as a member of the Audit Committee and an audit committee financial expert, as well as a member of the Nominating and Governance Committee.

Craig R. Callen



Mr. Callen has served as one of our directors since October 2013. Mr. Callen was a Senior Advisor at Crestview Partners, a private equity firm, from 2009 through 2016. From 2004 to 2007, Mr. Callen was Senior Vice President and Head of Strategic Planning and Business Development and a member of the Executive Committee for Aetna, Inc. In his role at Aetna, Mr. Callen reported directly to the Chairman and CEO and was responsible for oversight and development of Aetna's corporate strategy, including mergers and acquisitions. During his tenure, Mr. Callen and his team led the acquisitions of seven companies, investing over $2.0 billion, broadening Aetna's revenue, global presence, product line, targeted markets and participation in government programs. Prior to joining Aetna, Mr. Callen was a Managing Director and Head of U.S. Healthcare Investment Banking at Credit Suisse First Boston and Co-Head of Healthcare Investment Banking at Donaldson, Lufkin & Jenrette. Mr. Callen currently serves as Chairman of the Board of Directors of Omega Healthcare Investors, Inc.

Mr. Callen brings over 20 years of healthcare investment banking experience and corporate development expertise to our Board, which are invaluable to us as we evaluate, develop and implement new solutions for clients. His extensive experience in a corporate setting and as an advisor to public/private healthcare companies positions him well to serve on the Compensation and Nominating and Governance Committees.

William C. Lucia



Mr. Lucia has served as our President and Chief Executive Officer since March 2009. He has been a member of our Board of Directors since May 2008 and was appointed Chairman of the Board in July 2015. From May 2005 to March 2009, Mr. Lucia served as our President and Chief Operating Officer. Since joining us in 1996, Mr. Lucia has held several positions with us, including: President of our subsidiary, Health Management Systems, Inc., from 2002 to 2009; President of our Payor Services Division from 2001 to 2002; Vice President and General Manager of our Payor Services Division from 2000 to 2001; Vice President of our Business Office Services from 1999 to 2000; Chief Operating Officer of our former subsidiary Quality Medical Adjudication, Incorporated (QMA) and Vice President of West Coast Operations from 1998 to 1999; Vice President and General Manager of QMA from 1997 to 1998; and Director of Information Systems for QMA from 1996 to 1997. Prior to joining us, Mr. Lucia served in various executive positions including Senior Vice President, Operations and Chief Information Officer for Celtic Life Insurance Company, and Senior Vice President, Insurance Operations for North American Company for Life and Health Insurance. Mr. Lucia is a Fellow of the Life Management Institute Program through LOMA, an international association through which insurance and financial services companies around the world engage in research and educational activities to improve company operations.

With over 20 years of experience with HMS working across multiple divisions and his prior experience in the insurance industry, Mr. Lucia brings to our Board in-depth knowledge of HMS and the healthcare and insurance industries, the evolving healthcare landscape and the array of challenges to be faced and demonstrates an ability to

formulate and implement key strategic initiatives, making him well-positioned to lead our management team and provide essential insight and leadership to the Board.

Bart M. Schwartz



Mr. Schwartz has served as one of our directors since July 2010. Mr. Schwartz currently serves as the Chairman and Chief Executive Officer of SolutionPoint International, LLC, which provides an integrated array of business intelligence, security and compliance, identity assurance and situational awareness solutions. In 2003, Mr. Schwartz founded his own law firm, which specializes in, among other areas, conducting independent investigations, monitoring and Independent Private Sector Inspector General engagements and developing, auditing and implementing compliance programs. From 1991 to 2003, Mr. Schwartz served as the Chief Executive Officer of Decision Strategies, an internationally recognized investigative and security firm, which was sold to SPX Corporation in 2001. Mr. Schwartz has over 30 years' experience managing domestic and international investigations, prosecutions and assessments for clients in both the public and private sectors. He currently serves as the federally appointed Monitor of GM and as Chairman of the Board of Kadmon Holdings, Inc.

Mr. Schwartz brings extensive legal and compliance experience to our Board, which is particularly valuable as we continue to expand our business. Mr. Schwartz's background makes him well-positioned to serve as the Chair of the Compliance and Ethics Committee and as a member of the Audit and Nominating and Governance Committees.

VOTE REQUIRED

The affirmative vote of a majority of the votes cast with respect to his or her election at the 2017 Annual Meeting is required to elect each of the four Class II director nominees to the Board of Directors.

The Board of Directors recommends a vote "FOR" each of the four Class II director nominees named in Proposal One.

CORPORATE GOVERNANCE

BOARD LEADERSHIP

Our governance framework provides our Board of Directors with the flexibility to select the appropriate board leadership structure for HMS. In making leadership structure determinations, the Board of Directors considers many factors, including the recommendation of the Nominating and Governance Committee and the pros and cons of alternative leadership structures in light of the current needs of our company and the best interest of our shareholders. Mr. Lucia currently serves as Chairman of the Board and our Chief Executive Officer. In addition, the independent directors have appointed Mr. Stowe to serve as Lead Independent Director, pursuant to our Corporate Governance Guidelines. Given the complexity of our business, the rapidly changing healthcare environment in which we operate and the unique opportunities and challenges that we face, the Board of Directors believes that having a combined Chairman and Chief Executive Officer role serves the best interests of HMS and its shareholders at this time. Mr. Lucia's long history with HMS and extensive knowledge of all aspects of our business and the healthcare industry provides HMS with unified leadership, and the vision to execute our strategic initiatives and create shareholder value. Mr. Lucia's service in both roles also enables HMS to speak with a unified voice to our shareholders, customers and employees. The Board of Directors remains confident that combining the Chairman and Chief Executive Officer roles as part of a governance structure that includes a Lead Independent Director is currently the most effective leadership structure for HMS.

Lead Independent Director

Our Corporate Governance Guidelines provide that if the offices of Chairman and Chief Executive Officer are held by the same person, the independent directors will appoint a lead director from among the independent directors to supplement the combined Chairman and Chief Executive Officer position and otherwise provide leadership to the independent directors on the Board of Directors. Although elected annually, the lead independent director is generally expected to serve for more than one year. Since July 2015, Mr. Stowe has served as the Lead Independent Director of the Board of Directors. As Lead Independent Director, Mr. Stowe's duties include:

- presiding at all meetings of the Board of Directors at which the Chairman is not present, including executive sessions of the independent directors;
- having the authority to call meetings of the independent directors, as needed;
- serving as the principal liaison between the Chairman of the Board and the other directors;
- working with the Chairman to approve and prepare Board meeting agendas and schedules, assuring there is sufficient time for discussion of all agenda items;
- recommending to the Nominating and Governance Committee selection for the membership and chair position for each Board committee;
- interviewing, together with the chair of the Nominating and Governance Committee, all director candidates and making recommendations to the Nominating and Governance Committee;
- being available for consultation and direct communication with shareholders to the extent authorized by the Board and circumstances are appropriate;
- retaining outside advisors and consultants on certain Board issues; and
- otherwise consulting the Chairman and Chief Executive Officer on matters relating to corporate governance and Board performance.

Active involvement of the independent directors who work together and in tandem through their various functional areas of expertise, combined with the qualifications and significant responsibilities of our Lead Independent Director, creates an environment for increased engagement of the Board of Directors as a whole and further promotes strong, independent oversight of management and affairs. We believe this leadership structure—a combined Chairman and Chief Executive Officer and a Lead Independent Director—strikes the right balance between effective independent oversight and consistent corporate leadership and continues to be the appropriate leadership structure for HMS at this time.

DIRECTOR INDEPENDENCE

A majority of our Board of Directors must be comprised of "independent directors" in accordance with the NASDAQ Marketplace Rules. Under Rule 5605(a)(2) of the NASDAQ Marketplace Rules, a director will only qualify as an "independent director" if, in the opinion of our Board of Directors, that person does not have a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Based on its review of the applicable independence standards and answers to annual questionnaires completed by the directors, our Board of Directors has determined that each of Messrs. Azar, Becker, Callen, Miller, Schwartz and Stowe and Mses. Rudnick and Tellez is an "independent director" as defined under the NASDAQ Marketplace Rules. The Board of Directors previously determined that Mr. Robert M. Holster, who retired from our Board of Directors effective at the 2016 annual meeting of shareholders, was an independent director during the time he served on the Board in 2016.

BOARD OF DIRECTORS MEETINGS AND ATTENDANCE

The Board of Directors convenes quarterly on a regular basis and may hold additional meetings as necessary from time to time. Each incumbent director attended at least 75% of the aggregate of the total number of meetings of the Board of Directors and the committees on which the director served during 2016 (or portion of 2016 during which he or she served as a director or committee member), except for Mr. Schwartz, who, due to personal and family illnesses, attended 69% of the aggregate of such meetings. Directors are encouraged but not required to attend our annual meetings of shareholders. Mr. Lucia attended our 2016 Annual Meeting.

EXECUTIVE SESSIONS OF NON-EMPLOYEE DIRECTORS

Following each regularly scheduled quarterly Board meeting (and following other meetings if necessary), our non-employee directors meet in an executive session to review key decisions, discuss their observations and shape future Board meeting agendas, all in a manner that is independent of management and where necessary, challenging management. The executive sessions are led by Mr. Stowe as Lead Independent Director.

BOARD COMMITTEES AND RELATED MATTERS

The Board of Directors has the following standing committees: Audit Committee, Compensation Committee, Compliance and Ethics Committee and Nominating and Governance Committee, each of which operates pursuant to a separate charter that has been approved by the Board of Directors. A current copy of each charter is available on our website under the "Investors—Corporate Governance" tabs at http://investor.hms.com/corporate-governance.cfm. Each committee reviews the appropriateness of its charter on an annual basis, as required by its charter, and recommends any changes to the Board of Directors for approval.

The Board of Directors makes committee and committee chair assignments annually at its meeting following the annual meeting of shareholders, although further changes to committee assignments are made from time to time as deemed appropriate by the Board of Directors. The membership of each standing committee as of the date of this proxy statement and the number of meetings held by each committee during 2016 are summarized in the table below.

		Committee			
Director	**Board**	**Audit[2]**	**Compensa-tion[3]**	**Compliance and Ethics**	**Nominating and Governance**
Alex M. Azar II[1][4]	👤				
Robert Becker[1][5]	👤	👤			👤
Craig R. Callen[1]	👤		👤		👤
William C. Lucia	Chairman				
William F. Miller III[1][6]	👤			👤	
Ellen A. Rudnick[1]	👤	Chair		👤	👤
Bart M. Schwartz[1]	👤	👤		Chair	👤
Richard H. Stowe[1]	Lead Independent Director		Chair		👤
Cora M. Tellez[1][7]	👤	👤	👤		Chair
Number of Meetings in 2016	**8**	**6**	**7**	**5**	**7**

(1) The Board has determined that the director is independent as defined in the NASDAQ Marketplace Rules.

(2) The Board has determined that each member of the Audit Committee meets NASDAQ's financial knowledge and sophistication requirements. In addition, the Board has determined that Mr. Becker and Ms. Tellez each qualify as an "audit committee financial expert," as such term is defined in Item 407(d)(5)(ii) of Regulation S-K.

(3) The Board has determined that each member of the Compensation Committee is an independent director, as independence for compensation committee members is defined in the NASDAQ Marketplace Rules. Each of Messrs. Callen and Stowe and Ms. Tellez also qualifies as an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code of 1986 (the "Code") and as a "non-employee" director under Rule 16b-3 of the Exchange Act.

(4) Mr. Azar was appointed as an independent member of the Board of Directors in October 2016.

(5) Mr. Becker was appointed as a member of the Audit Committee and the Nominating and Governance Committee effective as of February 19, 2016.

(6) Mr. Miller was appointed as a member of the Compliance and Ethics Committee effective as of July 28, 2016.

(7) Ms. Tellez stepped down from the Compliance and Ethics Committee and was appointed as a member of the Compensation Committee effective as of July 28, 2016.

Audit Committee

As more fully described in its Charter, the Audit Committee's function is to assist the Board of Directors with its oversight of our accounting and financial processes and the audits of our financial statements. The Audit Committee is responsible for oversight of our independent auditor, including sole and direct responsibility to (i) appoint, evaluate and terminate, when necessary, the engagement of our independent auditor, (ii) set the compensation of our independent auditor, (iii) pre-approve all audit and non-audit services to be provided by our independent auditor and (iv) oversee the work of our independent auditor. The responsibilities of the Audit Committee also include, among other things, review of our audited financial statements and quarterly unaudited financial statements and oversight of our internal control over financial reporting and disclosure controls and procedures, oversight of the performance of our internal audit function and oversight of our Enterprise Risk Management program.

Additional information regarding the Audit Committee and its functions and responsibilities is included in this Proxy Statement under the headings "Independent Registered Public Accounting Firm" and "Audit Committee Report."

Compensation Committee

As more fully described in its Charter, the Compensation Committee's function is to discharge the Board of Directors' responsibilities relating to the compensation of our Chief Executive Officer and our other executive officers, with overall responsibility for approving and evaluating all of our compensation plans, policies and

programs as they affect the Chief Executive Officer and other executive officers. All of our independent directors as a group approve the compensation of our Chief Executive Officer, taking into account the recommendation of the Compensation Committee. In addition, the Compensation Committee is responsible for (i) producing an annual report on executive compensation for inclusion in our proxy statement or annual report on Form 10-K, as applicable, (ii) reviewing and making recommendations to the Board of Directors with respect to compensation for directors, (iii) reviewing and making recommendations to the Board of Directors with respect to incentive compensation and equity-based plans that are subject to the approval by the Board of Directors and (iv) administering our compensation plans, to the extent authorized under the terms of such plans. The Compensation Committee may form and delegate authority to one or more subcommittees as it deems appropriate from time to time.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the persons who served on the Compensation Committee during 2016 (Messrs. Stowe (Chair) and Callen and Ms. Tellez) were or are an officer or employee of HMS or had a related person transaction involving HMS requiring disclosure under Item 404 of Regulation S-K. During 2016, none of our executive officers (i) served as a member of the board of directors or compensation committee (or equivalent entity) of any other entity that had one or more of its executive officers serving as a member of our Compensation Committee or (ii) served as a member of the compensation committee (or equivalent entity) of any other entity that had one or more of its executive officers serving as a member of our Board of Directors.

Compliance and Ethics Committee

As more fully described in its Charter, the Compliance and Ethics Committee's function is to oversee (i) compliance and ethics programs, policies and procedures, (ii) compliance with federal and state laws and regulations applicable to the Company's business, particularly those related to healthcare, and all applicable Medicare and Medicaid program requirements, (iii) the activities of the Chief Compliance and Ethics Officer and the operation of the Compliance Department and (iv) compliance with our Code of Conduct and related policies and adherence to ethical standards.

Nominating and Governance Committee

As more fully described in its Charter, the Nominating and Governance Committee's functions are (i) to identify individuals qualified to become board members and recommend director nominees for election at the annual meeting of shareholders, (ii) to review and make recommendations to the Board of Directors on corporate governance related matters, (iii) to oversee an annual self-evaluation of the Board of Directors and its standing committees and (iv) to recommend the directors to serve on each Board committee and the chair of each committee. The processes and procedures followed by the Nominating and Governance Committee in identifying and evaluating director candidates are described below under the heading "Director Nomination Process."

SUCCESSION PLANNING

The Nominating and Governance Committee oversees succession planning for our CEO and other executive officers. The CEO succession plan is reviewed at least annually, or more often if appropriate, with the full Board of Directors to ensure a smooth transition in the event of a planned or unplanned vacancy in the office of the CEO. Succession planning for our executive officers other than the CEO is reviewed at least annually and more often as necessary to identify potential successors and oversee their career development planning.

BOARD AND COMMITTEE SELF-EVALUATIONS

Pursuant to our Corporate Governance Guidelines, the Board of Directors and each committee conduct annual self-evaluations, which may include an evaluation of individual directors to assess the qualifications, attributes, skills and experience represented on the Board of Directors. The Board of Directors' evaluation focuses on key performance areas including, but not limited to, the composition, conduct and culture of the Board, attention to issues that help maximize shareholder value, including corporate strategy, the requesting and use of relevant information in performing its duties, and follow-through and monitoring with respect to its recommendations. The

process is guided and overseen by the Nominating and Governance Committee and the results of the evaluations are discussed by the full Board of Directors. Each committee of the Board of Directors also conducts an annual self-evaluation to assess compliance with its respective charter requirements.

DIRECTOR NOMINATION PROCESS

The Nominating and Governance Committee is responsible for identifying individuals qualified to become members of the Board of Directors, consistent with criteria approved by the Board of Directors, and for recommending to the Board of Directors the nominees for election as directors at any meeting of shareholders and the persons to be elected by the Board of Directors to fill vacancies or newly created directorships. The Nominating and Governance Committee periodically reviews with the Board of Directors the size and composition of the Board of Directors as a whole and the requisite skills and criteria for new board members.

Shareholder Recommendations of Director Candidates

The Nominating and Governance Committee will consider director candidates suggested by you, our shareholders, provided that the recommendations are made in accordance with the procedures described in this Proxy Statement in the Questions and Answers section under the heading "Shareholder Proposals, Director Nominations and Questions." As set forth in the Nominating and Governance Committee Charter, the Nominating and Governance Committee will review and evaluate information available to it regarding candidates proposed by shareholders and shall apply substantially the same criteria and follow substantially the same process in considering them, as it does for other candidates.

Criteria for Nomination to the Board

Pursuant to our Corporate Governance Guidelines, the Nominating and Governance Committee will review director candidates in accordance with the following general criteria:

- nominees should have a reputation for integrity, honesty and adherence to high ethical standards;

- nominees should have demonstrated business acumen, experience and ability to exercise sound judgments in matters that relate to the current and long-term objectives of HMS and should be willing and able to contribute positively to the decision-making process of HMS;

- nominees should have a commitment to understand HMS and its industry and to regularly attend and participate in meetings of the Board and its committees;

- nominees should have the interest and ability to understand the sometimes conflicting interests of the various constituencies of HMS, which include shareholders, employees, customers, governmental units, creditors, and the general public, and to act in the interests of all shareholders;

- nominees should not have, nor appear to have, a conflict of interest that is not properly mitigated that would impair the nominee's ability to represent the interests of all HMS's shareholders and to fulfill the responsibilities of a director; and

- nominees shall not be discriminated against on the basis of race, religion, national origin, sex, sexual orientation, disability or any other category protected by law.

In addition to the general criteria, in evaluating prospective candidates, the Nominating and Governance Committee takes into account all factors it considers appropriate, including but not limited to the characteristics of independence, diversity, age, skills and experience, the needs and composition of the Board of Directors as a whole (including diversity of skills, background and experience), the performance and continued tenure of incumbent directors, the balance of management and independent directors and the need for financial or other specialized expertise. The Nominating and Governance Committee has not established specific minimum qualifications for a candidate to be recommended for nomination to the Board of Directors. Rather, the Nominating and Governance Committee recommends candidates that it believes will enhance our Board of Directors and benefit HMS and our shareholders based on the factors discussed above.

Process for Identifying and Evaluating Nominees

Candidates for director may come to the attention of the Nominating and Governance Committee through current members of the Board of Directors, professional search firms, shareholders or industry sources. The Nominating and Governance Committee first evaluates director candidates by reviewing their biographical information and qualifications. Potentially qualified candidates are initially interviewed by our President and Chief Executive Officer and at least one member of the Nominating and Governance Committee and then, if appropriate, by at least a majority of the Nominating and Governance Committee, as well as other members of the Board of Directors. After completing the evaluation and interviews and checking the candidates' references, the Nominating and Governance Committee determines which individuals are qualified to become board members and makes a recommendation to the Board of Directors, taking into account the recommendation of the Lead Independent Director (if so designated) as to the individuals who should be nominated for election by the shareholders at a meeting or elected by the Board of Directors to fill a vacancy or newly created directorship. The Board of Directors makes the final determination whether to nominate or elect a candidate after considering the Nominating and Governance Committee's recommendation.

CORPORATE GOVERNANCE GUIDELINES

The Board of Directors has voluntarily adopted Corporate Governance Guidelines, which govern the operations of the Board of Directors and its committees and address matters such as director responsibilities and qualifications, committee membership and structure, board composition and structure, director compensation, communications with outside parties and the annual self-evaluation of the Board of Directors. Our Corporate Governance Guidelines form an important and flexible framework for the Board of Directors' corporate governance practices and guide the Board of Directors in the execution of its responsibilities. They provide, among other things, that:

- the directors shall have full and free access to HMS's management in discharging their obligation to oversee HMS management;

- a majority of directors of the Board of Directors must be independent as defined by the standards established by NASDAQ and the SEC;

- a director must limit the number of company boards on which he or she serves and must advise the Chairman and the Chair of the Nominating and Governance Committee in advance of joining another board;

- a lead independent director shall be appointed annually by the independent directors to provide leadership to independent directors if the offices of Chairman and Chief Executive Officer are held by the same person;

- independent directors must promptly inform the Chairman and the Chair of the Nominating and Governance Committee of any matter that may cause a change in their status as independent directors or of an activity that may rise to the level of a material conflict of interest; and

- the Nominating and Governance Committee will oversee an annual self-evaluation of the Board of Directors and its standing committees, which may include an evaluation of individual directors.

From time to time, the Nominating and Governance Committee will review and reassess our Corporate Governance Guidelines, and, if necessary, recommend changes to the Board of Directors. Our Corporate Governance Guidelines are available to view on our website under the "Investors—Corporate Governance" tab at http://investor.hms.com/corporate-governance.cfm.

SHAREHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

Shareholders and other outside parties who wish to communicate with a director should address their correspondence to such director in care of the Corporate Secretary at the address specified on our website at http://investor.hms.com/contactboard.cfm. The Board of Directors has instructed the Corporate Secretary to review and determine whether to forward all such correspondence in her discretion. Generally, correspondence will not be forwarded if it is deemed to be irrelevant to or inconsistent with HMS's operations or policies, or of a commercial nature.

THE BOARD OF DIRECTORS' ROLE IN RISK OVERSIGHT

Our Board of Directors has overall responsibility for oversight of HMS's exposure to risk. The Board of Directors, itself and through its committees, regularly discusses our material risk exposures, the potential impact on HMS and the efforts of management it deems appropriate to deal with the risks that are identified.

HMS has established a formal Enterprise Risk Management ("ERM") program that assists the Board of Directors in fulfilling its risk oversight responsibility. The program is led by our Risk Management and Internal Audit department and incorporates information gathered from our executive officers, business unit leaders and other managers. Through the ERM program, we conduct risk assessments at both the corporate level and across HMS's business units. The ERM program also facilitates the ongoing development of the corporate risk appetite and risk mitigation strategies for key areas of company risk. The Board of Directors and the relevant Board committees receive regular reports on the major risks and exposures facing HMS and the steps management has taken to monitor and control such risks and exposures. The outputs of the ERM program inform the Board of Directors and provide a basis for the Board's oversight of HMS's exposure to risk.

As part of the Board of Directors' general oversight function for risk management, each of the Board committees addresses risks that fall within each committee's areas of responsibility, while certain risk areas, such as cybersecurity, are overseen directly by the full Board.

Committee	Risk Oversight Responsibilities
Audit Committee	▪ Quality and adequacy of processes and internal controls, with consultation from management and our independent registered public accounting firm ▪ Financial statements ▪ Financial reporting and investor disclosure ▪ Accounting and auditing ▪ Significant financial exposure ▪ ERM program
Compensation Committee	▪ Elements of our compensation programs, policies and practices for executive officers, employees and non-employee directors, with guidance from the Compensation Committee's independent compensation consultant ▪ Incentive-compensation and equity-based compensation plans
Compliance and Ethics Committee	▪ Code of Conduct and Corporate Compliance Program, including compliance-related activities, audits and investigations ▪ Healthcare policies and procedures ▪ Non-financial compliance related to legal, regulatory and ethical requirements of our business operations
Nominating and Governance Committee	▪ Corporate governance, with guidance from legal counsel ▪ Board of Directors and committee membership ▪ Succession Planning ▪ Overall Board effectiveness

Compensation-Related Risk

We regularly assess risks related to our compensation programs for all employees, including non-executive officers. In February 2017, HMS's management and Compensation Committee, with the assistance of the Committee's independent compensation consultant, Frederic W. Cook & Co., Inc. ("FW Cook"), conducted a comprehensive assessment of the risks associated with our compensation policies and practices as they relate to risk management practices and risk-taking incentives. The Compensation Committee took into consideration our current compensation structure and the possible risks and mitigation factors associated with each compensation element, including the mix of cash, equity and fixed compensation with short- and long-term incentives, the use of multi-year vesting periods and performance criteria for equity awards, clawback provisions that apply to long-term incentive awards, stock ownership guidelines for executive officers and a cap on bonus pool funding and

individual payouts for all short-term incentive awards. Based on the results of this assessment, the Compensation Committee does not believe our compensation policies and practices for employees create risks that are reasonably likely to have a material adverse effect on our company.

As discussed in more detail under the heading "Compensation Discussion and Analysis" below, the Compensation Committee reviews and approves executive compensation programs that focus on having the appropriate balance of features that mitigate compensation-related risk without diminishing the incentive nature of the compensation.

CODE OF CONDUCT

Our Board of Directors has adopted a Code of Conduct applicable to all of our directors, officers and employees, including all employees, officers, directors, contractors, contingent workers and business affiliates of HMS subsidiaries. The Code of Conduct is publicly available on our website under the "Investors—Corporate Governance" tab at http://investor.hms.com/corporate-governance.cfm and can also be obtained free of charge by sending a written request to our Corporate Secretary. To the extent permissible under NASDAQ Marketplace Rules, we intend to disclose amendments to our Code of Conduct, as well as waivers of the provisions thereof, that relate to our principal executive officer, principal financial officer, principal accounting officer, controller or persons performing similar functions on the Company's website under the "Investors—Corporate Governance" tab at http://investor.hms.com/corporate-governance.cfm.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Person Transaction Policy

The Audit Committee is responsible for reviewing all transactions with related persons on an ongoing basis for potential conflict of interest situations, and all such transactions must be approved by the Audit Committee. Our Board of Directors has adopted a written Related Person Transaction Policy to assist the Audit Committee in reviewing proposed transactions between HMS and certain individuals deemed to be "related persons." The policy applies to our executive officers, directors, director nominees and 5% shareholders (and their immediate family members), each of whom we refer to as a "related person," and governs the review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000 and a related person has a direct or indirect material interest. We refer to such a transaction, arrangement or relationship as a "related person transaction."

Review and Approval of Related Person Transactions

Pursuant to our Related Person Transaction Policy, a related person must notify the Corporate Secretary of any plan to enter into, extend or modify any transaction with HMS or its affiliates that could be a related person transaction. The proposed transaction is reviewed and, if deemed appropriate, approved by the Audit Committee prior to entry into the transaction. Under the policy, any related person transactions that are ongoing in nature and previously approved by the Audit Committee will be reviewed annually. A transaction with a related person reviewed under the policy will be considered approved or ratified if it is authorized by the Audit Committee after full disclosure of the related person's interest in the transaction. The Audit Committee will review and consider all relevant information regarding the transaction, including the impact on a director's independence or a Board committee's composition in the event the related person is a director, as it deems appropriate under the circumstances.

The Audit Committee may approve or ratify the transaction only if the Audit Committee determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, the best interests of HMS. In connection with approving a transaction with a related person, the Audit Committee may impose any conditions on the transaction that it deems appropriate. All related person transactions will be disclosed in applicable SEC filings to the extent required by the Securities Act of 1933 and the Exchange Act and related rules and regulations. There have been no transactions with related persons since the beginning of fiscal 2016 reportable pursuant to applicable SEC rules.

DIRECTOR COMPENSATION

The Compensation Committee has the responsibility for recommending to the Board of Directors the form and amount of compensation for directors, which are subject to review and adjustment by the Board of Directors from time to time. Directors who are employed by HMS do not receive compensation for their service on the Board of Directors. Directors who are not our employees (non-employee directors) receive cash and equity-based compensation for their services as a director. All of our directors are reimbursed for reasonable expenses incurred in connection with attendance at meetings of the Board of Directors or its committees.

STANDARD COMPENSATION ARRANGEMENTS FOR NON-EMPLOYEE DIRECTORS

Our standard compensation arrangements for non-employee directors for fiscal 2016 are summarized in the table below. Amounts effective during the periods from January 1, 2016 through October 31, 2016, and November 1, 2016 through December 31, 2016, are shown separately to illustrate certain changes approved by the Board of Directors that became effective on November 1, 2016, as discussed in more detail below. Other than the meeting fees, the amounts shown in the table below are per annum.

		Effective 1/1/16- 10/31/16 ($)	Effective 11/1/16- 12/31/16 ($)
Cash Compensation			
Board Cash Retainer[1]	Board Member	50,000	60,000
Committee Chair Cash Retainer[1][2]	Audit	20,000	20,000
	Compensation	15,000	15,000
	Compliance and Ethics	15,000	15,000
	Nominating and Governance	15,000	15,000
Committee Member Cash Retainer[1]	Audit	7,000	7,000
	Compensation	5,000	5,000
	Compliance and Ethics	5,000	5,000
	Nominating and Governance	5,000	5,000
Additional Cash Retainer[1]	Lead Independent Director	25,000	25,000
Meeting Fees	Per meeting fee for board meetings in excess of eight during fiscal year; does not include committee meetings	2,000	2,000
Equity-Based Compensation			
Annual Equity Retainer[3]	Board Member	130,000	165,000

(1) All cash retainer fees, unless deferred by a director pursuant to the Director Deferred Compensation Plan, are paid in quarterly installments in arrears. Cash retainer fees are pro-rated for partial periods of service.

(2) Committee chair cash retainers are paid in lieu of the respective committee member cash retainer.

(3) The annual equity retainer to non-employee directors is in the form of a substantially equal number of non-qualified stock options and restricted stock units. See "2016 Non-Employee Director Compensation Decisions" below for a discussion of the 2016 annual equity retainer awards.

2016 Non-Employee Director Compensation Decisions

In October 2016, the Compensation Committee reviewed the design and competitive positioning of our non-employee director compensation program in relation to our peer group. For a discussion regarding our peer group, see "Competitive Pay Position and Peer Group Analyses" under the subsection entitled "Compensation Discussion and Analysis." The peer group analysis included benchmarking data on total director compensation (taking into account our board and committee structure, board leadership structure, and number of meetings held during 2016), as well as pay mix, cash compensation and equity compensation levels, and general practices such as committee chair and member retainers and stock ownership guidelines. With guidance from FW Cook, the Compensation Committee recommended, and the Board approved, certain changes to our non-employee director compensation, effective as of November 1, 2016, as reflected in the table above under the heading "Standard

Compensation Arrangements for Non-Employee Directors." These changes resulted in our total non-employee director compensation approximating the median level of our peer group companies.

Based on the recommendation of the Compensation Committee, in November 2016 the Board of Directors determined to change the timing of the annual non-employee director equity grant, which is typically granted during the fourth quarter, to the date of the annual meeting of shareholders beginning in 2017, primarily to align the vesting of the award with the directors' year of service. To compensate the non-employee directors for their board membership from November 2016 through the anticipated date of our 2017 annual meeting of shareholders, the Board approved a pro-rated grant, effective as of November 11, 2016, for each non-employee director (other than Mr. Azar), pursuant to the 2016 Omnibus Incentive Plan, or the 2016 Omnibus Plan, with an aggregate grant date fair value of $87,450. In connection with Mr. Azar's appointment to the Board in October 2016, Mr. Azar received an initial equity grant with an aggregate grant date fair value of $165,000, effective November 11, 2016, pursuant to the 2016 Omnibus Plan. In addition, in connection with Mr. Becker's appointment to the Board in January, 2016, Mr. Becker received an initial equity grant with an aggregate grant date fair value of $130,000, effective as of March 2, 2016, pursuant to the then-effective Fourth Amended and Restated 2006 Stock Plan, as amended (the "2006 Stock Plan"). For additional information regarding the 2016 non-employee director equity awards, see "2016 Director Compensation" below.

Equity-Based Compensation

Equity compensation provided to our non-employee directors consists of a substantially equal number of stock options and restricted stock units granted pursuant to the 2016 Omnibus Plan. Notwithstanding the changes in director grant timing that were approved in November 2016 for grants to be awarded beginning in 2017 (described above), equity grants to our non-employee directors historically have been approved annually in the fourth quarter of the fiscal year, are effective two business days following the filing of our next quarterly report on Form 10-Q with the SEC and vest in four equal installments, with 25% vesting on the last day of the calendar quarter in which the grant was effective and 25% vesting on the last day of each of the next three calendar quarters, provided that the non-employee director remains a member of our Board of Directors through each vesting date. Equity grants for new directors joining the Board are approved by the Compensation Committee at its next meeting following the director's appointment or election and are effective two business days following the filing of our next quarterly report on Form 10-Q or annual report on Form 10-K, as applicable, with the SEC.

Director Compensation Limits

Under the terms of the 2016 Omnibus Plan, the maximum number of shares subject to awards granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year, is limited to $500,000 in total value (calculating the value of any such awards based on the grant date fair value of such award for financial reporting purposes). The Compensation Committee may make exceptions to this limit for a non-executive chair of the Board or, in extraordinary circumstances, for other individual non-employee directors, as the Committee may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation.

Deferred Compensation

Each of our non-employee directors is eligible to participate in our Director Deferred Compensation Plan, under which the non-employee director may elect annually to defer payment of all or a portion of his or her cash retainer fees and annual restricted stock unit grants until the termination of his or her service as a member of the Board. The amount of any cash compensation deferred by a non-employee director is converted into a number of deferred stock units, determined based upon the closing price of our common stock on the NASDAQ Global Select Market on the date such fees would otherwise have been payable, and credited to a deferred compensation account maintained in his or her name. Any restricted stock units that are deferred by a non-employee director are credited to the non-employee director's account in the form of deferred stock units on a share-for-share basis on the date such restricted stock units would otherwise have been payable. The account will be credited with additional deferred stock units on the payment date for any dividends declared on our common stock, calculated based on the closing price of our common stock on the payment date. On the tenth

business day of January of the year following a director's termination of service for any reason, the amounts accumulated in the deferred compensation account will be paid in a lump sum in shares of our common stock under the 2016 Omnibus Plan equal to the number of whole deferred stock units in the account and cash in lieu of any fractional shares.

The following table sets forth the number of deferred stock units credited to the accounts of our non-employee directors as of December 31, 2016.

Name	Deferred Stock Units (#)
Azar	7,785
Becker	10,441
Callen	19,041
Holster	35,213
Miller	4,058
Rudnick	13,490
Schwartz	23,592
Stowe	50,381
Tellez	35,948

STOCK OWNERSHIP GUIDELINES FOR NON-EMPLOYEE DIRECTORS

The Board of Directors has established significant stock ownership guidelines for our non-employee directors to encourage non-employee directors to own and hold a meaningful ownership stake in HMS in order to further align their interests and actions with the interests of HMS and its shareholders. Our non-employee directors are required to own shares of HMS common stock equal in value to at least five times their annual cash retainer. For purposes of satisfying these guidelines, a non-employee director's shares owned outright, directly or indirectly, restricted stock and restricted stock units, whether or not vested, and deferred stock units are counted in determining the non-employee director's stock ownership. Each non-employee director is required to achieve his or her respective ownership guidelines within five years after election to the Board of Directors, or in the case of non-employee directors serving at the time the guidelines were adopted (July 28, 2016), within five years of the date of adoption. To mitigate the impact of stock price fluctuation, the number of shares required to be held by each non-employee director to satisfy the guidelines remains fixed through December 1, 2019. The Compensation Committee monitors compliance with these guidelines on an annual basis.

DIRECTOR COMPENSATION

The following graph summarizes the stock ownership of each of our non-employee directors as of December 1, 2016, as a multiple of annual cash retainer in effect as of December 1, 2016, pursuant to our Stock Ownership Guidelines.


STOCK OWNERSHIP AS OF 12/1/16
A. Azar (1)
5X
2X
R. Becker (1)
5X
4X
C. Callen
5X
11X
W. Miller
5X
53X
E. Rudnick
5X
17X
B. Schwartz
5X
13X
R. Stowe
5X
23X
C. Tellez
5X
11X
REQUIRED
ACTUAL (2)

(1) Messrs. Azar and Becker joined the Board on October 11, 2016 and January 29, 2016, respectively. Pursuant to our stock ownership guidelines, Mr. Azar has until October 11, 2021 to achieve the ownership guideline, and Mr. Becker has until July 28, 2021 to achieve the ownership guideline.

(2) Rounded down to the nearest multiple.

2016 DIRECTOR COMPENSATION

The following table sets forth compensation earned by each of our non-employee directors for services as a director during fiscal 2016.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2][3] ($)	Option Awards[2][4] ($)	Total ($)
Alex M. Azar	13,217	116,723	48,270	178,210
Robert Becker	41,039	155,272	62,169	258,480
Craig R. Callen	61,720	61,860	25,582	149,162
Robert M. Holster[5]	24,038	—	—	24,038
William F. Miller	54,860	61,860	25,582	142,302
Ellen A. Rudnick	81,720	61,860	25,582	169,162
Bart M. Schwartz	78,720	61,860	25,582	166,162
Richard H. Stowe	96,720	61,860	25,582	184,162
Cora M. Tellez	79,360	61,860	25,582	166,802

(1) The amounts in this column include the value of fully vested deferred stock units received under our Director Deferred Compensation Plan in lieu of all or a specified portion of the non-employee director's cash retainer fees, calculated based on the fair market value of the underlying shares on the dates the cash retainer fees would otherwise have been paid. The aggregate number of deferred stock units credited to non-employee directors in lieu of all or a specified portion of the non-employee director's cash retainer fees for 2016, pursuant to each director's election, and the aggregate fair market value (calculated as of the date the units were credited to the non-employee director) of such deferred stock units are shown in Figure 1 below.

(2) The number of outstanding stock options and unvested restricted stock units, whether or not deferred under the Director Deferred Compensation Plan, held by the non-employee directors as of December 31, 2016 is shown in Figure 2 below.

(3) The amounts in this column represent the grant date fair value of the restricted stock units granted to the non-employee directors during fiscal 2016, whether or not deferred, computed in accordance with FASB guidance on stock-based compensation. The relevant assumptions made in the valuations may be found in Note 1 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016. The number of restricted stock units granted to each non-employee director during fiscal 2016 and the number of such restricted stock units that were deferred under our Director Deferred Compensation Plan, pursuant to each director's election, are shown in Figure 3 below. The restricted stock units, whether or not deferred, vest in four equal increments, with the first 25% vesting on the last day of the calendar quarter of the date of grant, and 25% vesting on the last day of each of the next three calendar quarters.

(4) The amounts in this column represent the grant date fair value of the nonqualified stock options granted to the non-employee directors during fiscal 2016, computed in accordance with FASB guidance on stock-based compensation. The relevant assumptions made in the valuations may be found in Note 1 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016. The number of nonqualified stock options granted to each non-employee director during fiscal 2016 is shown in Figure 4 below. The stock options vest in four equal increments, with the first 25% vesting on the last day of the calendar quarter of the date of grant, and 25% vesting on the last day of each of the next three calendar quarters.

(5) Mr. Holster retired from the Board of Directors effective as of the 2016 Annual Meeting held on June 23, 2016, and therefore did not receive an equity grant during fiscal 2016.

FIGURE 1 – DEFERRED STOCK UNITS RECEIVED IN LIEU OF CASH DURING FISCAL 2016

Name	Deferred Stock Units Received in Lieu of 2016 Cash Compensation (#)	Fair Market Value ($)
Azar	728	13,220
Schwartz	2,229	39,362
Stowe	5,478	96,728
Tellez	4,486	79,352

FIGURE 2 – OUTSTANDING STOCK OPTIONS AND UNVESTED RESTRICTED STOCK UNITS AT DECEMBER 31, 2016

Name	Outstanding Stock Options (#)	Unvested Restricted Stock Units (#)
Azar	7,057	5,293
Becker	10,441	2,805
Callen	19,041	2,805
Holster	35,213	—
Miller	26,983	2,805
Rudnick	26,983	2,806
Schwartz	26,983	2,806
Stowe	26,983	2,805
Tellez	21,725	2,805

FIGURE 3 – RESTRICTED STOCK UNITS GRANTED DURING FISCAL 2016

Name	Restricted Stock Units Granted[1] (#)	Restricted Stock Units Deferred (#)
Azar	7,057	7,057
Becker	10,441	10,441
Callen	3,740	3,740
Miller	3,740	—
Rudnick	3,740	1,870
Schwartz	3,740	1,870
Stowe	3,740	3,740
Tellez	3,740	3,740

(1) The amount shown represents the number of restricted stock units granted to each non-employee director (other than Mr. Becker) on November 11, 2016. The amount shown for Mr. Becker represents the aggregate number of restricted stock units granted on March 2, 2016 (6,701) and November 11, 2016 (3,740).

FIGURE 4 – STOCK OPTIONS GRANTED DURING FISCAL 2016

Name	Nonqualified Stock Options Granted[1] (#)
Azar	7,057
Becker	10,441
Callen	3,740
Miller	3,740
Rudnick	3,740
Schwartz	3,740
Stowe	3,740
Tellez	3,740

(1) The amount shown represents the number of nonqualified stock options granted to each non-employee director (other than Mr. Becker) on November 11, 2016. The amount shown for Mr. Becker represents the aggregate number of nonqualified stock options granted on March 2, 2016 (6,701) and November 11, 2016 (3,740).

EXECUTIVE OFFICERS

The following table sets forth certain information with respect to each person who currently serves as one of our executive officers as of the date of this Proxy Statement. Our executive officers are elected annually by our Board of Directors and generally serve at the discretion of our Board of Directors. There are no arrangements or understandings between any of our executive officers and any other person pursuant to which they were selected as an officer. None of our directors or executive officers are related to any other director or executive officer of HMS or any of its subsidiaries by blood, marriage or adoption.

Name	Age	Position
William C. Lucia	59	Chairman, President and Chief Executive Officer
Meredith W. Bjorck	41	Executive Vice President, General Counsel and Corporate Secretary
Semone Neuman	53	Executive Vice President, Operations and Information Technology
Cynthia Nustad	46	Executive Vice President, Chief Strategy Officer
Jeffrey S. Sherman	51	Executive Vice President, Chief Financial Officer and Treasurer
Tracy A. South	59	Executive Vice President, Human Resources and Chief Administrative Officer
Douglas M. Williams	58	President, Markets and Product

The principal occupations for the last five years, as well as certain other biographical information, for each of our current executive officers who are not directors are set forth below. See "Continuing Members of the Board of Directors: Class I Directors (Terms expire at 2018 Annual Meeting)" above for biographical information for Mr. Lucia.

Meredith W. Bjorck



Ms. Bjorck has served as our Executive Vice President, General Counsel and Corporate Secretary since April 2016. Ms. Bjorck previously served as Senior Vice President, General Counsel and Corporate Secretary for Tuesday Morning Corporation, a national off-price retailer, from January 2013 to March 2016. From April 2008 until January 2013, Ms. Bjorck served in various capacities for CEC Entertainment, Inc., an international restaurant chain, including as Deputy General Counsel, Chief Compliance Officer and Corporate Secretary. Prior to joining CEC Entertainment, Ms. Bjorck was an attorney at Fulbright & Jaworski L.L.P. (now Norton Rose Fulbright) and Vinson & Elkins L.L.P., where she specialized in corporate securities and mergers and acquisitions.

Semone Neuman



Ms. Neuman has served as our Executive Vice President, Operations and Information Technology since December 2016, responsible for our operations for coordination of benefits, premium protection and subrogation services and information technology. From April 2013 to December 2016, she served as our Executive Vice President of Operations. Ms. Neuman has extensive experience in healthcare claims processing, operations and reengineering. She has a track record for leading change, driving quality performance and reducing unit costs in complex operating environments. Prior to joining HMS, Ms. Neuman served as Senior Vice President of Claim Operations at United HealthCare (UHC), from 2009 to 2013, where she oversaw the operations for all business lines and major platforms processing over 500 million claims annually. Under her leadership, UHC achieved industry-leading performance levels, earning the American Medical Association designation for the industry's best claim operation in 2011 and 2012.

Cynthia Nustad



Ms. Nustad has served as our Executive Vice President, Chief Strategy Officer since December 2016, and is responsible for strategy development, evolution and growth of our technology and analytics software and services and care management solutions. From February 2011 to December 2016, she served as our Executive Vice President, Chief Information Officer. Prior to joining HMS, Ms. Nustad served as Vice President of Architecture and Technology for Regence Blue Cross Blue Shield (now Cambia Health Solutions), where she was responsible for servicing a large corporation across multiple sites and states from January 2005 to January 2011. Ms. Nustad has over 20 years of management experience in the healthcare information technology industry, including executive experience in enterprise technology, business transformation, product development and innovation. Ms. Nustad and her teams have earned numerous industry awards, including the Computerworld Premier 100 IT Leader award in 2013.

Jeffrey S. Sherman



Mr. Sherman has served as our Executive Vice President, Chief Financial Officer and Treasurer since September 2014, and is also responsible for corporate development, investor relations, risk management and corporate security. Mr. Sherman has over 25 years of experience in healthcare operations, strategic planning and financial performance in senior financial executive positions. Prior to joining HMS, Mr. Sherman served as Executive Vice President and Chief Financial Officer of AccentCare, a healthcare delivery organization, from September 2013 to August 2014. From April 2009 to September 2013, he served as Executive Vice President and Chief Financial Officer of Lifepoint Hospitals, Inc. From September 2005 until April 2009, Mr. Sherman served as Vice President and Treasurer of Tenet Healthcare, where he managed all aspects of corporate finance, including cash flow management and capital structure, and was also responsible for risk management. Mr. Sherman served in various capacities for Tenet Healthcare and its predecessor company since 1990, including as a hospital chief financial officer and regional vice president.

Tracy A. South



Ms. South has served as our Executive Vice President, Human Resources and Chief Administrative Officer since May 2014. She served as our Senior Vice President of Human Resources from December 2011 to May 2014. Ms. South has over 21 years of executive-level human resources experience, including at national healthcare organizations. From 2003 to 2011, Ms. South served as the Senior Vice President, Chief Human Resources Officer at Mosaic Sales Solutions, a privately-held full-service marketing agency in Irving, Texas. During her tenure at Mosaic, she built the company's North America Human Resources department, focusing on attracting and training a dispersed workforce of over 10,000 employees hired to represent world class brands at retail, in the community and online. In her role, Ms. South oversaw Talent Acquisition, HR Services and Organizational Effectiveness. Ms. South has also served in HR leadership roles at Tenet Healthcare and Aetna US Healthcare.

Douglas M. Williams



Mr. Williams has served as our President, Markets and Product since December 2016, with responsibility for leading sales and marketing, product management and payment integrity solutions. From January 2015 to December 2016, he served as our Division President of Markets with responsibility for leading the state and federal government and commercial markets, sales and marketing. From December 2013 to January 2015, he served as our Division President of Commercial Solutions, responsible for leading our commercial product and business development strategy. Prior to joining HMS, Mr. Williams served as Chief Information Officer of Aveta Inc. (now part of Optum, Inc.), a provider of managed healthcare services, from 2010 to 2013. Mr. Williams has over 25 years of experience in healthcare information technology, sales, and operations.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis ("CD&A"), describes our 2016 executive compensation program and certain actions with respect to our 2017 executive compensation program and should be read in conjunction with the compensation tables that follow this CD&A. In particular, this CD&A explains how the Compensation Committee of the Board of Directors made its compensation decisions for our named executive officers for fiscal 2016.

For 2016, our named executive officers are:

▪ William C. Lucia, Chairman, President and Chief Executive Officer ("CEO");
▪ Jeffrey S. Sherman, Executive Vice President, Chief Financial Officer and Treasurer;
▪ Semone Neuman, Executive Vice President, Operations and Information Technology;
▪ Cynthia Nustad, Executive Vice President, Chief Strategy Officer; and
▪ Douglas Williams, President, Markets and Product.

2016 Say-on-Pay Vote

At our 2016 Annual Meeting of Shareholders, over 97% of the votes cast on the say-on-pay proposal were in favor of our 2015 executive compensation program described in our 2016 Proxy Statement. The Compensation Committee believes that this vote, and the consistent high level of support from our shareholders of our executive compensation program year over year, affirms our shareholders' strong support of HMS's general approach to executive compensation. Therefore, the Compensation Committee did not change its compensation philosophy as it made decisions for 2016. As market practices on executive compensation policies evolve, the Compensation Committee will continue to evaluate and, if needed, make changes to our executive compensation program to ensure that the program continues to reflect our pay-for-performance compensation philosophy and objectives. The Compensation Committee will also continue to consider the outcome of HMS's say-on-pay votes when making future compensation decisions for executive officers.

Executive Summary

2016 FINANCIAL PERFORMANCE OVERVIEW

Our full year 2016 financial performance included solid growth in revenue, operating income and adjusted EPS, margin expansion, higher adjusted EBITDA, strong operating cash flow and prudent capital deployment – including the Essette acquisition and share repurchases.

The following is an overview of our financial performance for the year ended December 31, 2016.

▪ We reported total revenue of $489.7 million, a 3.3% increase compared to total revenue for fiscal 2015 of $474.2 million.

▪ We reported net income of $37.6 million or $0.43 per diluted share, a 53.6% increase compared to net income for fiscal 2015 of $24.5 million or $0.28 per diluted share.

▪ We reported adjusted earnings before interest, income taxes, depreciation and amortization, stock-based compensation and non-recurring legal expense ("adjusted EBITDA") of $117.4 million, a 4.4% increase compared to adjusted EBITDA for fiscal 2015 of $112.5 million.

▪ We reported adjusted earnings per diluted share ("adjusted EPS") of $0.75, a 31.6% increase compared to adjusted EPS for fiscal 2015 of $0.57.

▪ Our stock price increased by 47.2% for the one-year period ending December 30, 2016, from $12.34 per share to $18.16 per share.

A reconciliation of the non-GAAP financial measures (adjusted EBITDA and adjusted EPS) to the most directly comparable GAAP measures is set forth on **ANNEX A** of this Proxy Statement.

KEY 2016 COMPENSATION ACTIONS

The following highlights key decisions and actions of the Compensation Committee with respect to executive compensation for 2016. These decisions and actions were made with the advice of the Compensation Committee's independent consultant, FW Cook (see "Role of the Independent Compensation Consultant" below), and are discussed in greater detail later in this CD&A.

- **Executive Compensation Peer Group.** In January 2016, the Compensation Committee approved certain changes to its executive compensation peer group, resulting in a new 14 company peer group.

- **Merit-Based Salary Increases.** In February 2016, the Compensation Committee approved merit-based salary increases for the named executive officers, other than the CEO.

- **Annual Short-Term Incentive Plan Performance Metrics.** In February 2016, the Compensation Committee introduced a fourth performance metric, adjusted EPS, under the 2016 Short-Term Incentive Plan (the "2016 STIP"), in addition to the metrics used under the prior year's short-term incentive plan of revenue, adjusted EBITDA, and corporate strategic performance.

- **Performance-Based Long-Term Incentive Awards.** In February 2016, in light of our strong shareholder support evidenced by the results of the say-on-pay vote at our 2015 Annual Meeting of Shareholders, the Compensation Committee continued to grant annual long-term incentive awards to our executive officers consisting, on a substantially equal value basis, of 50% non-qualified stock options and 50% restricted stock units, half of which are subject to stock price performance conditions.

- **Earned and Unearned Performance Awards.** The Compensation Committee determined that the performance conditions for the long-term incentive awards granted on March 4, 2015, May 13, 2015 and March 2, 2016 had been achieved during 2016 (within the 3-year award period), and therefore, the awards have been earned subject only to any remaining time-based vesting and other terms applicable to the awards. In addition, the Compensation Committee determined that the performance conditions for the long-term incentive awards granted on November 15, 2013 had not been achieved within the 3-year award period and therefore, the awards were forfeited during 2016.

KEY COMPENSATION PRACTICES AND GOVERNANCE FEATURES

Our executive compensation program reflects a number of best practices used by the Compensation Committee and the Board of Directors.

What We Do	What We Don't Do
Pay-for-Performance. Payment of a significant amount of our executives' total direct compensation is contingent upon satisfaction of certain pre-determined financial and non-financial objectives.	**No Repricing.** We have not reduced the exercise price, repriced or provided cash payment for underwater stock options.
Annual Say-on-Pay Votes. We have annual say-on-pay votes and recommend continued annual votes.	**No Hedging or Pledging.** We do not permit pledging of our securities as collateral for a loan or entering into hedging and derivative transactions with respect to our securities by employees or directors.
Independent Compensation Consultant. The Compensation Committee retains a compensation consultant that is independent from management to provide advice to the committee on executive and director compensation, as well as other compensation and benefits matters.	**No Evergreen Equity Plans.** Our equity plan does not permit evergreen share authorizations or liberal share recycling.
Limited Use of Executive Perquisites. We offer limited executive perquisites in order to attract and retain top executive talent and to maintain competitiveness.	**No Pensions or Supplemental Executive Retirement Plans.** We only provide retirement benefits to executives that are generally available to all other employees.
Stock Ownership Guidelines. Our CEO is required to hold five times his base salary in our common stock and all other executive officers are required to hold two times their base salary in our common stock, aligning the executive officer's interests with those of our shareholders and mitigating the risk of focusing only on short-term goals.	**No Change-in-Control-Related Excise Tax Gross-ups.** We do not include change-in-control excise tax gross-up provisions in employment agreements.
Compensation Recovery (Clawback Policy). We are permitted to recover from any of HMS's current or former executive officers any incentive bonus and equity compensation gains attributable to such executive officer's misconduct occurring after January 1, 2015, that causes a subsequent restatement of our financial statements.	**No Single Trigger Change-in-Control Compensation.** We provide double trigger change-in-control compensation.
Employment Agreements. Each of our executive officers has entered into an employment agreement and restrictive covenant agreement with HMS.	
CEO Compensation. All of our independent directors as a group approve the compensation of our CEO, taking into account the recommendation of the Compensation Committee.	

Philosophy, Objectives and Principles of Our Executive Compensation Program

Our mission is to make the healthcare system work better for everyone. In order to support that mission and Board-approved strategic objectives, while providing adequate returns to our shareholders, we must compete for, attract, develop, motivate and retain top quality executive talent at the corporate and operating business unit levels during periods of both favorable and unfavorable business conditions.

EXECUTIVE COMPENSATION

Our executive compensation program is a critical management tool in achieving these objectives. "Pay-for-performance" is the underlying philosophy for our executive compensation program. The program is designed and administered to:

- reward performance that drives the achievement of our short and long-term goals;

- align the interests of our senior executives with the interests of our shareholders, thus rewarding individual and team achievements that contribute to the attainment of our business goals;

- foster teamwork and encourage our senior executives to work together with key personnel in the interest of company performance;

- attract, develop, motivate and retain high-performing senior executives by providing a balance of total compensation opportunities, including salary and short and long-term incentives that are competitive with similarly situated companies and reflective of our performance;

- maximize the financial efficiency of the overall compensation program from tax, accounting and cash flow perspectives; and

- motivate our senior executives to pursue objectives that create long-term shareholder value and discourage behavior that could lead to excessive risk, by balancing our fixed and at-risk pay (both short and long-term incentives) and choosing multiple financial metrics for our short and long-term incentives.

PAY-FOR-PERFORMANCE

We design our compensation programs to make a meaningful amount of target total direct compensation (salary, plus target annual incentive compensation, plus target annual long-term incentive compensation) dependent on the achievement of performance objectives.

To illustrate this, in the chart that follows, we compare the aggregate target total direct compensation for our CEO for the last three fiscal years to the aggregate compensation for the last three fiscal years that had been earned or that may be considered realizable (based on the methodology described below) as of December 31, 2016. The chart illustrates that our annual and long-term incentive programs over the past three fiscal years have been designed to make a meaningful amount of our CEO's target total direct compensation dependent on the achievement of performance objectives and have resulted in actual compensation significantly less than the target amount.



3-YEAR AGGREGATE CEO COMPENSATION

(Target Level vs. Realizable Compensation)

Fiscal Years 2014-2016 (in millions)

(1) "Target Level Compensation" equals the sum of (i) annual base salary paid in each of the last three fiscal years, (ii) the target value of short-term cash incentive awards for each of the last three fiscal years and (iii) stock awards and option awards granted in each of the last three fiscal years valued at the grant date fair value, the same value at which such awards are required to be reflected in the Summary Compensation Table included in this Proxy Statement, under applicable SEC regulations. Target Level Compensation does not include amounts under All Other Compensation in the Summary Compensation Table.

(2) "Realizable Compensation" equals the sum of (i) annual base salary paid in each of the last three fiscal years, (ii) actual short-term cash incentive awards earned in each of the last three fiscal years, (iii) the value as of their vesting date of any portion of stock awards granted in each of the last three fiscal years that vested prior to December 31, 2016, (iv) an assumed realizable value for any portion of stock awards granted in each of the last three fiscal years that remained unvested on December 31, 2016, based on the closing market price per share of our common stock on December 30, 2016, the last trading day in 2016, of $18.16 per share and (v) the intrinsic value of option awards granted during fiscal 2015 and 2016 based on the difference between the option exercise prices of $16.77 per share and $13.94 per share, respectively, and the closing market price per share of our common stock on December 30, 2016 of $18.16 per share. For purposes of this table, the intrinsic value of the option award granted during 2014 is zero because the award has an exercise price per share that is greater than the closing market price per share of our common stock on December 30, 2016. For purposes of this table, all performance-based stock awards and option awards are considered earned and all option awards (whether time-based or performance-based) are considered fully vested. The value that may be realized by our CEO on such stock awards and option awards in the future, if any, will depend on the extent to which the performance-based stock awards and option awards are earned and vest, the extent to which time-based stock awards and option awards vest, the market price of our common stock on the vesting date for stock awards and the extent to which there is appreciation in the market price of our common stock over the respective exercise price per share of stock options at the time such options are exercised.

How We Determine Executive Compensation

ROLE OF MANAGEMENT

Our CEO, together with our Chief Financial Officer and Executive Vice President of Human Resources, develop recommendations regarding the design of our executive compensation program. In addition, they are involved in setting the financial and strategic objectives that, subject to the approval of the Board and the Compensation Committee, are used as the performance measures for the short and long-term incentive plans. Both the CEO and the Chief Financial Officer provide the Compensation Committee with information relevant to determining the achievement of financial and non-financial performance objectives and related funding levels under our short-term cash incentive plan. Also, as part of its review process in determining executive compensation, the Compensation Committee receives from our CEO an assessment of each other executive officer's performance against individual objectives and compensation recommendations for such officer, including base salary and short and long-term incentives.

ROLE OF THE COMPENSATION COMMITTEE

Our executive compensation program is administered by the Compensation Committee, which is composed entirely of independent directors. The Compensation Committee is responsible for designing our executive compensation program, including each element of the program, and determining and approving total executive remuneration. Each year, the Compensation Committee reviews a competitive analysis and assessment of the compensation provided to executive officers and approves executive compensation based on this review, as well as an evaluation of recommendations presented by our CEO with respect to the other executive officers and the advice of FW Cook. Our CEO does not participate in the Compensation Committee's deliberations or decisions with regard to his own compensation, and the Compensation Committee's decisions with respect to our CEO's compensation are reviewed and approved by the independent members of the Board of Directors as a group.

ROLE OF THE INDEPENDENT COMPENSATION CONSULTANT

The Compensation Committee is authorized to engage its own independent advisors to assist in carrying out its responsibilities. The Compensation Committee has retained FW Cook as its independent compensation consultant. Representatives of FW Cook regularly attend Compensation Committee meetings and communicate with the Chair of the Compensation Committee outside of meetings. FW Cook reports directly to the Compensation Committee and the Compensation Committee oversees the fees paid for its services. FW Cook provides the Compensation Committee with independent and objective guidance on a variety of matters related to our executive and director compensation programs and general compensation and benefits matters. In addition, FW Cook provides objective guidance regarding management's executive compensation recommendations, with the instruction that FW Cook is to advise the Compensation Committee independent of management and to provide such advice for the benefit of HMS and its shareholders. FW Cook does not provide any consulting services to HMS beyond its role as a consultant to the Compensation Committee. The Compensation Committee conducts an assessment of the independence of its compensation consultant annually, pursuant to SEC rules and, following its most recent assessment in April 2017, concluded that no conflict of interest exists that would prevent FW Cook from serving as an independent consultant to the Compensation Committee.

During fiscal 2016, FW Cook provided the following services to the Compensation Committee:

- assisted in the design and development of all elements of the 2016 executive and director compensation program;
- consulted on the composition of the peer group and provided competitive benchmarking and market data analysis based on the peer group;
- evaluated management's compensation recommendations and proposals;
- consulted on the design of the 2016 Omnibus Incentive Plan and amendments to the Annual Incentive Compensation Plan in light of best practices, industry trends and voting policies of proxy advisory firms;
- reviewed and provided advice on the design of the 2016 Short-Term Incentive Plan;
- reviewed agendas for the Compensation Committee meetings held in 2016;
- reviewed HMS's 2016 compensation risk assessment;

- consulted on compliance with Section 162(m) of the Code;
- provided updates regarding evolving regulatory requirements, emerging trends and best practices in executive compensation; and
- reviewed and provided advice on HMS's executive compensation-related disclosures in the 2016 Proxy Statement and reviewed the compensation-related disclosures and proposals in this 2017 Proxy Statement.

Competitive Pay Positioning and Peer Group Analyses

The Compensation Committee believes that competitive pay positioning is a key factor in helping to achieve our executive compensation program objectives. As part of our annual pay-setting process, the Compensation Committee uses benchmarking data to evaluate each executive officer's target compensation levels compared to similarly situated executives at peer group companies.

The Compensation Committee does not target the level of total direct compensation (or any specific element of compensation) for our executive officers to a specific percentile of our peer group. Instead, the Compensation Committee exercises its discretion in setting target compensation levels annually based on a variety of factors to achieve our compensation objectives:

- each executive's competitive pay positioning relative to similarly situated executives among our peer companies,
- each executive's scope of responsibilities, individual performance and expected contributions going forward,
- tenure,
- relative internal pay levels,
- recommendations by the CEO for the other executive officers, and
- prior year target and actual compensation levels.

Our peer group companies are selected by the Compensation Committee based on their similarity to us in size, financial profile and scope of operations, as well as potential to compete for executive talent. The Compensation Committee's general practice is to select companies that position HMS at approximately the peer group median across these metrics. The Compensation Committee reviews the peer group annually with guidance from FW Cook and may make modifications from time to time to ensure that it continues to provide an appropriate benchmark for competitive pay analyses.

In January 2016, the Compensation Committee, with guidance from FW Cook, reviewed and modified the peer group used to benchmark executive compensation for 2016. The peer group established by the Compensation Committee for 2016 consists of the 14 companies listed below, grouped by sub-industry (the "2016 Peer Group").

2016 Peer Group Companies		
Heath Care Technology	**Application Software**	**Data Processing and Outsourced Services**
Allscripts Healthcare Solutions, Inc.	Blackbaud, Inc.	ExlService Holdings, Inc.
athenahealth, Inc.	Bottomline Technologies (de), Inc.	MAXIMUS, Inc.
Computer Programs & Systems, Inc.	RealPage, Inc.	WEX Inc.
HealthStream, Inc.	Tyler Technologies, Inc.	
Medidata Solutions, Inc.		
Omnicell, Inc.		
Quality Systems, Inc.		

The Compensation Committee made the changes listed below to the peer group at the time of its review.

Peers Added		Peers Removed	
Company	**Rationale**	**Company**	**Rationale**
Blackbaud, Inc.	▪ Comparably-sized ▪ Application software industry ▪ Peer of peers	Dealertrack Technologies	▪ Acquired by Cox Automotive
Computer Programs & Systems, Inc.	▪ Health care technology industry ▪ Peer of peers	MedAssets	▪ Acquired by Pamplona Capital Management
Healthstream, Inc.	▪ Health care technology industry ▪ Peer of peer	Acxiom	▪ Not comparably-sized ▪ Not in a sub-industry referenced above
RealPage, Inc.	▪ Comparably-sized ▪ Application software industry ▪ Peer of peers	Fair Isaac	▪ Not comparably-sized
		NeuStar	▪ Not comparably sized

The chart below compares our revenue, net income, EBITDA (income before interest, income taxes, depreciation and amortization) and market capitalization to the median of those four measures for our 2016 Peer Group at the time the 2016 Peer Group was established in January 2016, and at the time it was subsequently reviewed in October 2016. In January 2016, our revenue, net income and market capitalization were below the 2016 Peer Group median, and our EBITDA was above the median. Increases in our stock price between January 2016 and October 2016 repositioned HMS's market capitalization considerably closer to the peer median and net income increased above the peer median.

	January 2016 Review			October 2016 Review		
(in millions)	**HMS ($)**	**2016 Peer Group Median ($)**	**HMS Percentile Rank (%)**	**HMS ($)**	**2016 Peer Group Median ($)**	**HMS Percentile Rank (%)**
Revenue[1]	458	529	32	490	633	30
Net Income[1][2]	13	23	34	29	12	69
EBITDA[1]	85	68	60	94	78	57
Market Capitalization[3]	1,061	2,244	20	1,872	2,260	42

(1) Based on most recently reported four quarters as of January 25, 2016 and October 31, 2016 for the January 2016 review and the October 2016 review, respectively.

(2) Before extraordinary items and discontinued operations.

(3) As of December 31, 2015 and September 30, 2016 for the January 2016 review and the October 2016 review, respectively.

During the first quarter of 2016, the Compensation Committee evaluated competitive market data from our 2016 Peer Group with guidance from FW Cook. The analysis included benchmarking data on several factors:

▪ target total direct compensation (comprised of base salary, target bonus and recommended long-term incentive awards) for our executive officers relative to the compensation of similarly situated executives in the 2016 Peer Group based on the most recent proxy data,

▪ equity usage (shares granted in equity plans as a percentage of weighted average shares outstanding), and

▪ equity allocation, in both absolute dollar value and percentage of annual equity granted, among (i) the CEO, (ii) the next four most highly paid executives, (iii) the remaining executives and (iv) all other employees.

2016 Executive Compensation Elements

The elements of our executive compensation program for 2016 are summarized in the table below.

Element	Type	Objective	Page No.
Annual Base Salary	Fixed cash compensation for performing day-to-day responsibilities	Recognizes skills, experience, knowledge and responsibilities	42
Annual Short-Term Incentive Compensation	Performance-based cash compensation awards based on the achievement of short-term financial goals and strategic objectives measured over a specific year	Promotes and rewards short-term corporate performance based on achievement of both financial and non-financial objectives	43
Annual Long-Term Incentive Compensation	Restricted stock units, 50% performance-based Nonqualified stock options, 50% performance-based	Builds executive stock ownership, retains executives and aligns compensation with the achievement of our long-term financial goals of creating shareholder value and our strategic objectives as measured over multi-year periods	46
Limited Executive Perquisites	Executive disability income insurance Executive financial consulting services	Maintains competitiveness in the market among our peer companies for both retention and recruitment purposes	49
Other Elements of Compensation	Broad-based benefits available to all employees Severance and change-in-control benefits	Attractive benefits package attracts and retains talent Supports executive retention and encourages executive independence and objectivity in considering a potential change in control transaction	49

Compensation Mix

The Compensation Committee does not have a formal or informal policy or target for allocating target total compensation between short-term and long-term compensation, performance and non-performance-based compensation, cash and non-cash compensation, or among the different forms of non-cash compensation. In allocating compensation between the different forms of compensation, we, with guidance from FW Cook, determine what we believe in our business judgment is the appropriate level with respect to each element of total direct compensation to achieve the objectives of our executive compensation program. The allocation of the primary elements of compensation for 2016 at target levels for both our CEO and the average of our other named executive officers is shown below.



2016 COMPENSATION MIX

(1) For purposes of this illustration, we include all stock options as performance-based compensation. One half of the stock options are subject to additional, predetermined performance-based vesting criteria based on stock price performance. See "Grants of Plan Based Awards for the Year Ended December 31, 2016" for a description of the vesting and other terms of the option awards granted on March 2, 2016.

(2) Includes named executive officers other than the CEO.

Annual Base Salary

Base salary is used to recognize the experience, skills, knowledge and responsibilities of our employees, including our named executive officers, and to provide a competitive level of fixed compensation to balance performance-based risks. The key factors in determining base salary are individual and Company performance, job responsibilities, the competitive rate among our peers for positions of like responsibility and internal pay equity among our employees with similar responsibilities and tenure. As noted above, the Compensation Committee does not target the amount of base salary or other components of compensation for our executive officers to a specific percentile of our peer group, but rather considers the peer group analysis together with a variety of factors in determining compensation.

The Compensation Committee reviews base salaries annually and, if appropriate, makes adjustments to reflect market levels generally every two years after taking into account individual responsibilities, performance and experience, the recommendations of the CEO and the benchmarking data provided by FW Cook. The Compensation Committee also reviews salaries on an interim basis as it determines appropriate based on significant changes in an executive's scope of responsibilities.

In February 2016, the Compensation Committee approved merit-based increases in base salary for each of our named executive officers, other than the CEO. The table below shows the annual base salaries for 2014 through 2016 for our named executive officers.

Named Executive Officer	2014 Year End Salary ($)	Increase (%)	2015 Year End Salary ($)	Increase[1] (%)	2016 Salary[1] ($)
Lucia	650,000	0	650,000	0	650,000
Sherman	500,000	0	500,000	3.0	515,000
Neuman	475,000	0	475,000	5.3	500,000
Nustad	425,000	0	425,000	3.0	437,750
Williams	400,000	18.8	475,000	5.3	500,000

(1) Effective February 29, 2016

Annual Short-Term Incentive Compensation

The Compensation Committee awards annual short-term cash incentive compensation to our named executive officers that reflects financial and strategic achievements based on both objective and subjective criteria, as well as individual performance. Our annual short-term incentive compensation is at-risk compensation. The Compensation Committee believes that this element of our executive compensation program promotes our performance-based compensation philosophy by providing named executive officers with direct financial incentives to achieve specific short-term performance goals intended to increase shareholder value and rewards both overall short-term corporate performance and individual contributions to attaining such performance. Our annual short-term cash incentive awards are paid in a lump sum during the first quarter following the completion of the fiscal year.

Each of our named executive officers was eligible to participate in the 2016 STIP. The target incentive opportunity for each of the named executive officers under the 2016 STIP, as approved by the Compensation Committee, is shown in the table below expressed as a percentage of base salary. The target incentive opportunities were determined based upon a number of factors, including salary levels, job responsibilities and the appropriate targeted level of short-term incentive opportunity for each named executive officer.

Named Executive Officer	Target Incentive Opportunity (as a % of base salary)
Lucia	100%
Sherman	65%
Neuman	65%
Nustad	65%
Williams	65%

2016 PERFORMANCE GOALS

Bonus payouts under the 2016 STIP were subject to the achievement of pre-determined performance goals based on the following financial and non-financial measures and relative weights:

Financial Measures	Non-Financial Measures
Revenue (25%)	Strategic Objectives (25%)
Adjusted EBITDA (25%)	
Adjusted EPS (25%)	

We chose revenue, adjusted EBITDA and adjusted EPS as financial measures under the 2016 STIP because we believe each is a strong indicator of our overall financial performance, a key indicator used by industry analysts to evaluate our operating performance and motivates our executives to drive company growth and profitability. Adjusted EPS was introduced as an additional financial metric for 2016 to further diversify the performance measures and further align the performance metrics with the interest of shareholders. Consistent with 2015, the Committee determined that payout of 50% of the bonus pool should be based on performance against earnings targets (by lowering the relative weighting of the adjusted EBITDA measure compared to 2015 and adding adjusted EPS) in order to drive profitability and long-term shareholder value.

> **We define adjusted EBITDA, which is a non-GAAP measure, as earnings before interest, income taxes, depreciation and amortization, stock-based compensation and non-recurring legal expense.**
>
> **We define adjusted EPS, which is a non-GAAP measure, as earnings per share adjusted for stock-based compensation expense, non-recurring legal expense, amortization of acquisition related software and intangible assets and for the related taxes.**

In addition, we chose to include strategic objectives under the 2016 STIP that are designed to enhance profitability and create long-term shareholder value.

Financial Objectives. Financial objectives are established based on the annual financial plan approved by the Board of Directors during the first quarter of the year and are intended to be challenging. For 2016, the revenue target was set higher than 2015 performance based on expectations of increased growth in our commercial health plan market, while the adjusted EBITDA and adjusted EPS targets were set at levels higher than 2015 performance after normalizing for anticipated changes in Medicare RAC and state revenues.

A threshold level of performance against each of the financial targets is required in order for the respective portion of the bonus pool to be funded. If the threshold level is met, the actual payout amount is calculated based on the funding curves below, which provide for funding greater than the target level only if results exceed 105% of target.

Adjusted EBITDA (25%) & Adjusted EPS (25%) Funding Curve	
Percent of Target Achieved	**% Funding of Bonus Pool**
<85%	—
85%	50%
86% - 94%	Payout is straight line from 50% to 100%
95 - 105%	100%
106% - 130%	Payout is straight line from 100% to 200%

Revenue (25%) Funding Curve	
Percent of Target Achieved	**% Funding of Bonus Pool**
<90%	—
90%	50%
91% - 94%	Payout is straight line from 50% to 100%
95 - 105%	100%
106% - 120%	Payout is straight line from 100% to 200%

The 2016 STIP authorized the Compensation Committee, in its discretion, to include or exclude the impact of acquisitions and/or dispositions of businesses during the performance period that would distort HMS's 2016 financial results; however, the Compensation Committee did not make any such adjustments in 2016.

Non-financial Objectives. The Compensation Committee established the following strategic objectives under the 2016 STIP: (i) achieve revenue growth by product and market; (ii) increase customer loyalty and retention; (iii) achieve certain growth objectives; (iv) achieve certain margin objectives; and (v) increase employee engagement.

The level of achievement of the strategic objectives is determined in the Compensation Committee's sole discretion based on its review of the measured results.

RESULTS UNDER THE 2016 SHORT-TERM INCENTIVE PLAN

For fiscal 2016, we reported the following results under the financial performance measures that are used in determining payouts under our 2016 STIP.



For purposes of calculating the funding percentage under the 2016 STIP, the reported adjusted EBITDA and adjusted EPS results were reduced to include the impact of certain non-recurring legal fees, which resulted in lower payouts under the 2016 STIP. In addition, based on its evaluation of performance against the 2016 strategic objectives measures shown above, the Compensation Committee determined that a 90% payout for the strategic objectives was appropriate based on slightly lower than expected results in revenue growth in certain markets and products. The table below sets forth the calculated funding level under the 2016 STIP.

Performance Objectives	Performance Objective Weighting	Performance Target	Results under 2016 STIP	Achievement of Performance Objective	2016 STIP Funding Percentage[1]
Revenue	25%	$477.9M	$489.7M	102.5%	100.0%
Adjusted EBITDA	25%	$109.5M	$115.9M	105.8%	103.4%
Adjusted EPS	25%	$ 0.57	$ 0.74	129.8%	199.3%
Strategic Objectives	25%	100%	90.0%	90.0%	90.0%
Total	100%				123.2%

(1)   Based on the funding curves shown above with respect to revenue, adjusted EBITDA and adjusted EPS.

2016 BONUS PAYOUTS

Bonus payouts for 2016 reflect the Company's strong financial performance for fiscal 2016 and above-target achievement of key financial metrics under the 2016 STIP.

Each of the named executive officers' short-term incentive awards for 2016 were determined by applying the formula set forth below, which, as provided under the 2016 STIP, includes the Committee's ability to use discretion to modify the calculated payout based on individual performance.

| Base Salary | x | Target Incentive Opportunity | x | 2016 STIP funding percentage of 123.2% based on achievement of:
• 25% Adjusted EBITDA Target
• 25% Adjusted EPS Target
• 25% Revenue Target
• 25% Strategic Objectives | = | Cash Incentive Award

(may be modified based on individual performance) |

EXECUTIVE COMPENSATION

The Compensation Committee considered the CEO's recommendations regarding individual bonus amounts for the named executive officers (other than himself) based on both corporate performance (as determined by the level of achievement under the 2016 STIP) and the officers' individual performance and determined to modify the awards for Mses. Neuman and Nustad and Messrs. Sherman and Williams based on performance within their respective business units. Mr. Lucia's bonus amount was determined solely based on corporate performance under the 2016 STIP, and all of the independent members of the Board as a group approved and ratified the Compensation Committee's decision with respect to the CEO's bonus amount. The table below compares target bonus amounts to actual bonus amounts paid to the named executive officers under the 2016 STIP.

Named Executive Officer	Target Bonus ($)	Actual Percentage of Target Bonus Paid (%)	Actual Bonus ($)
Lucia	650,000	123.2	800,800
Sherman	334,750	130.0	435,175
Neuman	325,000	120.0	390,000
Nustad	284,538	120.0	341,445
Williams	325,000	120.0	390,000

OTHER CONSIDERATIONS

The 2016 STIP operates as a sub-plan under our Annual Incentive Compensation Plan as amended and restated (the "AIP"), which was adopted by the Board and approved by our shareholders in order to qualify incentive awards as performance-based compensation that is intended to be deductible (to the extent possible) for federal income tax purposes under the Code. Each of the named executive officers was a participant in the AIP for 2016 and was eligible to receive a maximum bonus award of $2,000,000 for the 2016 performance period, subject to the Compensation Committee's authority to use negative discretion, if the predetermined objective goal for the fiscal year was met. This limit is in addition to the limit on performance-based cash awards under the 2016 Omnibus Plan. EBITDA was selected as the performance metric under the AIP for fiscal 2016 because it is one of the primary metrics used to measure our operating performance and although it is a non-GAAP financial measure, its components are calculated based on generally accepted accounting principles (GAAP). EBITDA is defined as income before interest, income taxes, depreciation and amortization. The Compensation Committee establishes an initial performance requirement under the AIP, pursuant to which an executive may earn the initial right to receive the maximum bonus under the AIP. The performance requirement for fiscal 2016 was established at $50 million in EBITDA. The 2016 STIP then establishes a second performance requirement, consisting of the performance goals and objectives described above. The potentially achievable incentive compensation under this second performance requirement is less than or equal to the maximum possible bonus specified in the AIP which was approved by the shareholders.

Annual Long-Term Incentive Compensation

We believe that equity awards provide our named executive officers with a strong link to our long-term performance in order to create an ownership culture and help to align their interests with those of our shareholders. Annual long-term incentive awards are granted pursuant to our 2016 Omnibus Incentive Plan, which replaced and superseded the 2006 Stock Plan, upon approval by our shareholders on June 23, 2016. The 2016 Omnibus Plan, which is administered by the Compensation Committee, is intended to furnish a material incentive to employees by making available to them the benefits of a larger common stock ownership in HMS through stock options and other awards. The Board of Directors and the Compensation Committee believe that these increased incentives align compensation with the achievement of our long-term financial goal of creating shareholder value and our strategic objectives as measured over multi-year periods, as well as assist in the retention of employees.

TYPES OF LONG-TERM INCENTIVE AWARDS

For 2016, the Compensation Committee granted 50% of the total annual long-term incentive award value to our named executive officers in nonqualified stock options (50% of which are subject to stock price performance

conditions) and 50% in restricted stock units (50% of which are subject to stock price performance conditions), pursuant to the 2006 Stock Plan. We believe that the mix of performance-based and non-performance-based stock options and restricted stock units is appropriate because it represents a balanced approach that reinforces our emphasis on pay-for-performance while retaining, incentivizing and compensating named executive officers for achievement of long-term goals intended to increase shareholder value.

Time-Based Stock Options. We believe stock options strongly support our objective of ensuring that pay is aligned with changes in shareholder value. We set the exercise price of all stock options equal to or above the closing price of our common stock on the NASDAQ Global Select Market on the day of the grant. Accordingly, a stock option is intended to provide a return to the executive only if the market price of our common stock appreciates from the exercise price of the stock option and the executive remains employed during the vesting period. To foster retention and long-term performance, time-based stock options vest in one-third increments on the first, second and third anniversaries of the date of grant.

Time-Based Restricted Stock Units. We believe restricted stock unit grants support the goal of retaining our named executive officers and further align the interests of our executives with shareholders by increasing their stock ownership. Because these restricted stock units vest in installments over time, these awards will provide a return to the executive only if the executive remains employed during the vesting period. The value of restricted stock unit awards increases or decreases as the market price of our common stock increases or decreases, further supporting our objective of ensuring that pay is aligned with changes in shareholder value. In addition, restricted stock units generally are perceived as more valuable than stock options during periods of stock price volatility. Time-based restricted stock units vest in one-third increments on the first, second and third anniversaries of the date of grant.

Performance-Based Awards. To drive long-term performance and shareholder value, we establish performance conditions with respect to 50% of the stock option awards and 50% of the restricted stock unit awards granted to the named executive officers. Performance-based awards are earned only to the extent pre-established performance goals are met, and, if earned, are subject to the time-based vesting requirements described above. For awards granted in 2016, both the performance-based stock options and performance-based restricted stock units will be earned only if our average closing price per share for the trading days during any 30-day calendar period preceding the first, second and/or third anniversaries of the date of grant is at least 25% higher than the closing price per share on the date of grant. If the performance condition is met prior to the first anniversary of the grant date, one-third of the performance-based stock options and restricted stock units will vest in three equal installments on the first, second and third anniversaries of the grant date; if the performance condition is met after the first anniversary but prior to the second anniversary of the grant date, two-thirds of the performance-based stock options and restricted stock units will vest on the second anniversary of the grant date and one-third will vest on the third anniversary of the grant date; if the performance condition is met after the second anniversary but prior to the third anniversary of the grant date, 100% of the performance-based stock options and restricted stock units will vest on the third anniversary of the grant date. If the performance condition is not achieved before the third anniversary of the grant date, the performance-based stock options and restricted stock units will be forfeited. The named executive officer must remain employed by the Company as of each vesting date.

The table below includes certain information regarding performance-based awards previously granted to our named executive officers that, during 2016, were either (i) earned at the target level, following the Compensation Committee's certification of the achievement of the respective performance goals (and are subject to time-based vesting according to the previously-approved award terms) or (ii) forfeited, following the Compensation Committee's determination that the performance goal had not been achieved during the 3-year award period.

Name	Award Type	Grant Date	Performance-Based Awards Earned in 2016 (#)	Performance-Based Awards Forfeited in 2016 (#)	Exercise Price of Options ($/Sh)	Grant Date Fair Value of Performance-Based Awards ($)
Lucia	Stock Options	11/15/2013	—	86,083	21.36	599,387
	Stock Options	3/4/2015	96,488	—	16.77	568,749
	Restricted Stock Units	3/4/2015	33,915	—	—	568,755
	Stock Options	3/2/2016	104,166	—	13.94	568,746
	Restricted Stock Units	3/2/2016	40,800	—	—	568,752
Sherman	Stock Options	3/4/2015	59,377	—	16.77	349,998
	Restricted Stock Units	3/4/2015	20,871	—	—	350,007
	Stock Options	5/13/2015	21,193	—	16.64	125,001
	Restricted Stock Units	5/13/2015	7,512	—	—	125,000
	Stock Options	3/2/2016	51,282	—	13.94	280,000
	Restricted Stock Units	3/2/2016	20,086	—	—	279,999
Neuman	Stock Options	11/15/2013	—	32,281	21.36	224,769
	Stock Options	3/4/2015	50,895	—	16.77	300,001
	Restricted Stock Units	3/4/2015	17,889	—	—	299,999
	Stock Options	5/13/2015	21,193	—	16.64	125,001
	Restricted Stock Units	5/13/2015	7,512	—	—	125,000
	Stock Options	3/2/2016	45,787	—	13.94	249,997
	Restricted Stock Units	3/2/2016	17,934	—	—	250,000
Nustad	Stock Options	11/15/2013	—	28,694	21.36	199,793
	Stock Options	3/4/2015	42,412	—	16.77	249,998
	Restricted Stock Units	3/4/2015	14,908	—	—	250,007
	Stock Options	3/2/2016	36,859	—	13.94	201,250
	Restricted Stock Units	3/2/2016	14,437	—	—	201,252
Williams	Stock Options	3/4/2015	50,895	—	16.77	300,001
	Restricted Stock Units	3/4/2015	17,889	—	—	299,999
	Stock Options	5/13/2015	21,193	—	16.64	125,001
	Restricted Stock Units	5/13/2015	7,512	—	—	125,000
	Stock Options	3/2/2016	45,787	—	13.94	249,997
	Restricted Stock Units	3/2/2016	17,934	—	—	250,000

2016 ANNUAL LONG-TERM INCENTIVE COMPENSATION

The 2016 annual long-term incentive awards for the named executive officers were determined based upon the Compensation Committee's subjective evaluation of the factors set forth below and guidance from FW Cook:

- competitive positioning among our peer group companies;
- corporate performance;
- relative shareholder return (for CEO's evaluation);
- recommendations of the CEO, based on individual performance, expected contributions going forward and appropriateness of the grant depending upon the level of responsibility (for executives other than the CEO);
- perceived retention value of the award;
- comparative share ownership and outstanding equity awards of HMS executives;
- awards granted to each executive in prior years; and
- potential wealth creation.

No mathematical weighting was applied to any individual factor. All of the independent directors as a group approved and ratified the 2016 annual long-term incentive award for the CEO.

The following long-term incentive awards were granted to our named executive officers, effective March 2, 2016:

Named Executive Officer	Value of Options Granted ($)	Number of Options Granted[1][2] (#)	Value of Restricted Stock Units Granted ($)	Number of Restricted Stock Units Granted[1][2] (#)
Lucia	1,137,500	208,333	1,137,500	81,600
Sherman	560,000	102,564	560,000	40,172
Neuman	500,000	91,575	500,000	35,868
Nustad	402,500	73,718	402,500	28,874
Williams	500,000	91,575	500,000	35,868

(1) See "Grants of Plan Based Awards For the Year Ended December 31, 2016" for a description of the vesting and other terms of the option and restricted stock unit awards.

(2) The options have an exercise price of $13.94 per share.

Limited Executive Perquisites

In order to enhance our ability to recruit and retain highly qualified executive talent, we offer Guaranteed Standard Issue, or individual disability income insurance, to employees earning more than $300,000 in annualized base salary, and financial counseling services to the CEO and any officers who report directly to the CEO. In addition, beginning in 2017, we also offer preventative health program benefits to our CEO and executives who report directly to the CEO. The Compensation Committee believes these benefits are reasonable and comparable to benefits offered by companies of a similar size to ours and better enable us to maintain competitiveness by providing high-performing executives with benefits that will facilitate strong, focused performance, while optimizing physical health. The cost of these perquisites constitutes a small percentage of each executive's total compensation. Each of the named executive officers is eligible to receive these benefits. Mr. Williams opted not to receive financial counseling services during 2016, as reflected in the Summary Compensation Table.

Other Elements of Compensation

BENEFITS AND OTHER COMPENSATION

We maintain broad-based benefits that are provided to all employees, including health and dental insurance, life and disability insurance and a 401(k) plan. Our named executive officers are eligible to participate in all of our employee benefit plans, in each case on the same basis as other employees.

SEVERANCE AND CHANGE-IN-CONTROL BENEFITS

To enable us to offer competitive total compensation packages to our senior executives, as well as to ensure the ongoing retention of these individuals when considering transactions that may create uncertainty as to their future employment with us, in 2011, the Compensation Committee approved standardizing the terms of employment of our senior executives, which included providing consistent separation and change-in-control protection.

Based on information provided by FW Cook, the Compensation Committee believes that the protection afforded by the revised terms of employment described above provides a level of benefits that are estimated to be within a reasonable range based on competitive practices with respect to comparable positions. We believe that the benefits provided under these agreements are consistent with our objective of attracting and retaining highly qualified executives and provide reasonable assurance so that our senior executives are not distracted from their duties during the uncertainty that may accompany a possible change in control and as well as encourage executive independence and objectivity in considering any such transaction. The agreements and equity plans provide a "double trigger" for the payment of benefits upon a change of control, so that vesting occurs if a qualifying termination event occurs in connection with the change-in-control. The Compensation Committee believes that a "double trigger" is more appropriate than a "single trigger" because a double trigger prevents the unnecessary payment of benefits to an executive officer in the event that the change in control does not result in a qualifying termination event with respect to the executive's employment.

We have provided detailed information about Mr. Lucia's employment agreement and our agreements with the other named executive officers and the benefits provided to Mr. Lucia and the other named executive officers

under their respective agreements, along with estimates of the value of such benefits under various circumstances, under the heading "Potential Payments Upon Termination of Employment or Change in Control" below.

EQUITY AWARD GRANT PRACTICES

Annual equity awards to eligible employees, including the named executive officers, are considered by the Compensation Committee at its regularly scheduled meeting held in the first quarter of each year. At this meeting, the Compensation Committee meets with management and FW Cook to discuss and consider annual long-term incentive awards and to approve individual award amounts and terms for the executive officers and other employees subject to Section 16 of the Exchange Act. The grant date for the 2016 annual equity awards was established as the second business day after the date that HMS filed its annual report on Form 10-K with the Securities and Exchange Commission (the "SEC").

The Compensation Committee also approves off-cycle initial equity grants to attract and retain key new hires. Generally, the grant value and equity mix is based on management's negotiations with new hire candidates. If the Company is in a blackout period when an individual is hired, then the grant date is established as the third trading day following the Company's public announcement of material non-public information. If the Company is not in a blackout period when an individual is hired, then the grant date is established on the date of the new hire's commencement of employment. Equity grants to new hires are subject to service-based vesting over four years. The Compensation Committee has delegated authority to the CEO to grant new hire awards, subject to certain limitations, on terms pre-established by the Compensation Committee to employees who are not subject to Section 16 of the Exchange Act. Grants approved by the CEO pursuant to this delegation are reviewed at the Compensation Committee's next regularly scheduled meeting.

The grant date for other off-cycle equity grants that may be approved by the Compensation Committee from time to time is established as the second business day after the date that HMS files its next annual or quarterly report with the SEC.

STOCK OWNERSHIP GUIDELINES FOR EXECUTIVE OFFICERS

The Board of Directors has established significant stock ownership guidelines for our executive officers to encourage them to own and hold a meaningful equity stake in HMS in order to further align their interests and actions with the interests of HMS and its shareholders. The guidelines for executive officers are based on a multiple of the executive's base salary.

Title	Value of Shares Required to be Owned
CEO	5 X Annual Base Salary
Other Executive Officers	2 X Annual Base Salary

For purposes of satisfying these guidelines, an executive officer's shares owned outright, directly or indirectly, and restricted stock and restricted stock units, whether or not vested, are counted in determining the executive's stock ownership. Each executive is required to meet his or her respective ownership guideline within five years after election (or promotion to a covered position), or in the case of executives in office at the time the guidelines were adopted, within five years of the date of adoption. To mitigate the impact of stock price fluctuation, the number of shares required to be held by each executive to satisfy the guidelines remains fixed through December 1, 2019. The Compensation Committee monitors compliance with these guidelines on an annual basis.

The following graph summarizes the stock ownership of each of our named executive officers as of December 1, 2016, as a multiple of base salary in effect as of December 1, 2016, pursuant to our Stock Ownership Guidelines.


STOCK OWNERSHIP AS OF 12/1/16
W. Lucia
5X
18X
J. Sherman
2X
4X
S. Neuman
2X
3X
C. Nustad
2X
3X
D. Williams
2X
4X
REQUIRED
ACTUAL (1)

(1) Rounded down to the nearest multiple

CLAWBACK POLICY

The Board of Directors has adopted a clawback policy that covers each of our current and former executive officers and applies to all forms of executive incentive compensation. Our clawback policy provides that the Board of Directors (or a Board committee) is authorized to recover from any current or former executive officer any bonus, incentive compensation or equity-based compensation gains resulting from certain misconduct occurring after January 1, 2015 that causes a restatement of our financial statements. The Board is required to review all circumstances and actions causing such restatement and to take action as it deems appropriate. We are monitoring this policy to ensure that it is consistent with applicable laws, and to the extent that the SEC adopts rules for clawback policies, we will revise our policy to reflect any necessary changes.

PROHIBITION ON HEDGING AND PLEDGING

Our Insider Trading Policy prohibits our employees and directors from, among many other actions, purchasing our securities on margin, borrowing against our securities held in a margin account, pledging our securities as collateral for a loan and entering into hedging and derivative transactions with respect to our securities.

TAX CONSIDERATIONS

Section 162(m) of the Code prohibits us from deducting from taxable income any compensation in excess of $1 million paid to our CEO and the three other most highly compensated named executive officers employed at the end of the year (other than our Chief Financial Officer), except to the extent that such compensation is paid pursuant to a shareholder approved plan upon the attainment of specified performance objectives. The Compensation Committee believes that tax deductibility is an important factor, but not the sole factor, to be considered in setting executive compensation policy. Accordingly, the Compensation Committee periodically reviews the potential consequences of Section 162(m) of the Code and generally intends to take such reasonable steps as are required to avoid the loss of a tax deduction due to Section 162(m) of the Code. However, the Compensation Committee may, in its judgment, authorize compensation payments or arrangements that do not comply with the exemptions in Section 162(m) of the Code when it believes that such payments are appropriate to attract and retain executive talent. In addition, because of the uncertainties associated with the application and

interpretation of Section 162(m) of the Code and the regulations issued thereunder, there can be no assurance that compensation intended to satisfy the requirements for deductibility under Section 162(m) of the Code will in fact be deductible. We obtained shareholder approval of the AIP, as amended and restated, and the 2016 Omnibus Plan in 2016 in order to qualify awards under such plans, to the extent structured to comply with Section 162(m) of the Code, as performance-based compensation that is tax deductible under Section 162(m) of the Code.

EARLY 2017 COMPENSATION ACTIONS

The following is a brief summary of certain changes to the compensation of the named executive officers for fiscal 2017, which is intended to provide additional information to shareholders in their review of our compensation program for fiscal 2016. A more detailed description of compensation for fiscal 2017 will be included in the proxy statement for the 2018 Annual Meeting of Shareholders.

2017 Annual Base Salary

In February 2017, the Compensation Committee increased Mr. Lucia's annual base salary to $700,000, effective February 27, 2017, following its annual review of executive compensation. The Compensation Committee did not increase the annual base salary of any other named executive officer for 2017.

2017 Short-Term Incentive Plan Design

In February 2017, the Compensation Committee established the 2017 Short-Term Incentive Plan ("2017 STIP") for eligible employees, including our named executive officers. The 2017 STIP is substantially similar to the 2016 STIP with respect to the performance criteria and funding curves, and provides additional items for which the Compensation Committee may make adjustments in determining the level of achievement of the financial objectives. To ensure a minimum amount of earnings is achieved before bonuses are paid and to further align the plan design with shareholder interests, the Committee determined that if either the adjusted EBITDA or adjusted EPS results for fiscal 2017 do not meet the minimum threshold for funding under the 2017 STIP, the Committee may use negative discretion to reduce the entire bonus plan funding from the calculated amount. For a discussion of the performance goals under the 2016 STIP, see "2016 Performance Goals" earlier in this CD&A. Payouts under the 2017 STIP generally are capped at 200% of target and will be determined in early 2018.

2017 Long-Term Incentive Awards

In April 2017, the Compensation Committee approved the grant of annual long-term incentive awards to the named executive officers in the form of non-qualified stock options and restricted stock units, on a substantially equal value basis, pursuant to the 2016 Omnibus Plan. Due to the delay in filing the Company's annual report on Form 10-K for the year ended December 31, 2016 with the SEC, the Committee determined to make the awards effective on the third business day following the filing of our quarterly report on Form 10-Q for the period ended March 31, 2017, with the SEC. One-half of the stock options and one-half of the restricted stock units are subject to stock price performance conditions.

Named Executive Officer	Grant Date Fair Value of Options Granted[1] ($)	Grant Date Fair Value of RSUs Granted[1] ($)
Lucia	1,500,000	1,500,000
Sherman	850,000	850,000
Neuman	600,000	600,000
Nustad	350,000	350,000
Williams	600,000	600,000

(1) The non-qualified stock options and restricted stock units vest as follows: 50% vest in three equal installments on the first, second and third anniversaries of the grant date, and the remaining 50% are earned upon the Company's achievement of the following performance condition and vest as set forth below: the Company's average closing price per share must be at least 25% higher than the closing price on the grant date for a period of 30 consecutive trading days preceding the first, second or third anniversaries of the grant date. If the performance condition is met prior to the first anniversary of the

grant date, one-third of the performance-based stock options and restricted stock units will vest in three equal installments on the first, second and third anniversaries of the grant date; if the performance condition is met after the first anniversary but prior to the second anniversary of the grant date, two-thirds of the performance-based stock options and restricted stock units will vest on the second anniversary of the grant date and one-third will vest on the third anniversary of the grant date; if the performance condition is met after the second anniversary but prior to the third anniversary of the grant date, 100% of the performance-based stock options and restricted stock units will vest on the third anniversary of the grant date. If the performance condition is not achieved before the third anniversary of the grant date, the performance-based stock options and restricted stock units will be forfeited. The named executive officer must remain employed by the Company as of each vesting date.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors of HMS Holdings Corp. has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in HMS's Proxy Statement for its 2017 Annual Shareholders' Meeting.

By the Compensation Committee of the Board of Directors of HMS Holdings Corp.

Richard H. Stowe, *Chair*
Craig R. Callen
Cora M. Tellez

The information contained in the Compensation Committee Report shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference in such filing.

SUMMARY COMPENSATION TABLE

The following table sets forth the cash and non-cash compensation awarded to or earned by our named executive officers for the fiscal years ended December 31, 2016, 2015 and 2014.

Name and Principal Position	Year	Salary[1] ($)	Bonus[2] ($)	Stock Awards[3] ($)	Option Awards[4] ($)	Non-Equity Incentive Plan Compensation[5] ($)	All Other Compensation[6] ($)	Total Compensation ($)
William C. Lucia	2016	650,000	—	1,137,504	1,137,498	800,800	33,421	3,759,223
Chairman, President	2015	650,000	—	1,137,493	1,137,498	606,385	31,491	3,562,867
and CEO	2014	650,000	—	1,412,490	737,497	468,000	10,400	3,278,387
Jeffrey S. Sherman	2016	512,115	—	559,998	559,999	435,175	28,391	2,095,678
EVP, Chief Financial	2015	500,000	—	949,997	1,933,332	303,193	28,194	3,714,716
Officer and Treasurer	2014	136,538[7]	355,000	337,493	1,087,493	—	—	1,916,524
Semone Neuman	2016	495,192	—	500,000	500,000	390,000	28,773	1,913,965
EVP, Operations and	2015	475,000	—	849,998	1,833,332	288,033	29,893	3,476,256
Information Technology	2014	470,192	—	787,480	287,494	265,000	13,677	1,823,843
Cynthia Nustad	2016	435,298	—	402,504	402,500	341,445	27,826	1,609,573
EVP, Chief	2015	425,000	—	499,997	1,237,501	257,714	29,387	2,449,599
Strategy Officer	2014	421,731	—	649,996	249,994	200,000	10,400	1,532,121
Douglas M. Williams	2016	495,192	—	500,000	500,000	390,000	13,595	1,898,787
President, Markets	2015	469,231	—	849,998	1,833,332	288,033	12,646	3,453,240
and Product	2014	396,923	50,000	499,980	274,994	230,000	8,885	1,460,782

(1) The amounts in this column consist of base salary earned for the fiscal year.

(2) The amounts in this column consist of (i) with respect to Mr. Sherman, a sign-on bonus of $200,000 paid in 2014 and a bonus payment of $155,000 ($150,000 of which was guaranteed) earned for 2014 and paid in 2015 and (ii) with respect to Mr. Williams, a sign-on bonus of $50,000 paid in 2014, pursuant to the terms of their respective employment agreements.

(3) The amounts in this column represent the aggregate grant date fair value of the restricted stock unit awards computed in accordance with FASB guidance on stock-based compensation. The grant date fair value of restricted stock units is determined based on the number of units awarded and the fair value of our common stock on the grant date, which is the closing sales price per share of our common stock reported on the NASDAQ Global Select Market on that date.

(4) The amounts in this column represent the aggregate grant date fair value of the stock option awards computed in accordance with FASB guidance on stock-based compensation. The relevant assumptions made in the valuations for the 2016, 2015 and 2014 stock option awards may be found in (i) Note 1 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, (ii) Note 10 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and (iii) Note 11 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, respectively. The grant date fair value of stock options is determined based on the number of options awarded and the fair value of the stock option on the grant date based upon the Black Scholes pricing model.

(5) The amounts in this column consist of amounts earned pursuant to the short-term (cash) incentive plan for the fiscal year reported, which are paid in the following fiscal year.

(6) The table below shows the components of "All Other Compensation" for the named executive officers for 2016.

(7) The amount reported consists of base salary earned by Mr. Sherman, prorated from his date of employment on September 8, 2014.

FISCAL 2016 ALL OTHER COMPENSATION TABLE

Name	401(k) Savings Plan Employer Matching Contributions[1] ($)	Executive Disability Insurance[2] ($)	Financial Counseling[3] ($)	Other[4] ($)	Tax Gross-ups[5] ($)	Total All Other Compensation ($)
Lucia	10,600	3,003	15,000	3,356	1,462	33,421
Sherman	10,600	2,791	15,000	—	—	28,391
Neuman	10,600	2,849	15,000	316	8	28,773
Nustad	10,600	2,226	15,000	—	—	27,826
Williams	10,600	2,995	—	—	—	13,595

(1) These amounts represent Company matching contributions to our named executive officers in the Company's 401(k) savings plan.

(2) These amounts represent the premiums paid by the Company on behalf of our named executive officers for executive disability insurance.

(3) These amounts represent the amounts paid on behalf of our named executive officers for financial counseling services.

(4) These amounts represent the cost of Company gifts given to the named executive officer in celebration of certain events.

(5) These amounts represent the amounts paid to the named executive officer for taxes incurred on Company gifts.

GRANTS OF PLAN-BASED AWARDS FOR THE YEAR ENDED DECEMBER 31, 2016

The following table provides information concerning each grant of an award made to our named executive officers in fiscal 2016 under our AIP, 2016 STIP and 2006 Stock Plan.

Name	Award Type	Grant Date	Compensa-tion Committee Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]		Estimated Future Payouts Under Equity Incentive Plan Awards[2]	All Other Stock Awards: Number of Shares of Stock or Units[3]	All Other Option Awards: Number of Securities Underlying Options[4]	Exercise or Base Price of Options[5]	Grant Date Fair Value of Stock and Option Awards[6]
				Target ($)	Maximum ($)	Target (#)	Units (#)	(#)	($/Sh)	($)
Lucia	AIP/2016 STIP	—	—	650,000	2,000,000	—	—	—	—	—
	Stock Options [7]	3/2/2016	2/18/2016	—	—	104,166	—	104,167	13.94	1,137,498
	RSUs [7]	3/2/2016	2/18/2016	—	—	40,800	40,800	—	—	1,137,504
Sherman	AIP/2016 STIP	—	—	334,750	2,000,000	—	—	—	—	—
	Stock Options [7]	3/2/2016	2/18/2016	—	—	51,282	—	51,282	13.94	559,999
	RSUs [7]	3/2/2016	2/18/2016	—	—	20,086	20,086	—	—	559,998
Neuman	AIP/2016 STIP	—	—	325,000	2,000,000	—	—	—	—	—
	Stock Options [7]	3/2/2016	2/18/2016	—	—	45,787	—	45,788	13.94	500,000
	RSUs [7]	3/2/2016	2/18/2016	—	—	17,934	17,934	—	—	500,000
Nustad	AIP/2016 STIP	—	—	284,538	2,000,000	—	—	—	—	—
	Stock Options [7]	3/2/2016	2/18/2016	—	—	36,859	—	36,859	13.94	402,500
	RSUs [7]	3/2/2016	2/18/2016	—	—	14,437	14,437	—	—	402,504
Williams	AIP/2016 STIP	—	—	325,000	2,000,000	—	—	—	—	—
	Stock Options [7]	3/2/2016	2/18/2016	—	—	45,787	—	45,788	13.94	500,000
	RSUs [7]	3/2/2016	2/18/2016	—	—	17,934	17,934	—	—	500,000

(1) Amounts represent the target and maximum short-term (cash) incentive compensation payouts that could be earned by the named executive officers for 2016. The target amount shown is 100% of the individual's target annual award opportunity and assumes that the named executive officer achieves all related pre-determined financial and non-financial objectives. The maximum amount shown is the shareholder-approved maximum payout under the AIP. There are no threshold amounts under the 2016 STIP or the AIP. The actual short-term (cash) incentive compensation paid for 2016 is shown in the Summary Compensation Table in the "Non-Equity Incentive Plan Compensation" column. The AIP and our 2016 STIP are described in the Compensation Discussion and Analysis, under the heading "Annual Short-Term Incentive Compensation." For 2016, Mr. Lucia's target award opportunity was 100% of his base salary. The target award opportunity for Messrs. Sherman and Williams and Mses. Neuman and Nustad was 65% of his/her base salary.

(2) Amounts represent the portion of the award made to each named executive officer in 2016 that is dependent on certain pre-defined performance conditions and continued service for both non-qualified stock options and restricted stock units. These grants are discussed in the Compensation Discussion and Analysis under the heading "Annual Long-Term Incentive Compensation."

(3) Amounts represent the portion of the restricted stock unit award made to each named executive officer in 2016 that is conditioned on continued service. These restricted stock unit awards are discussed in the Compensation Discussion and Analysis under the heading "Annual Long-Term Incentive Compensation."

(4) Amounts represent the portion of the non-qualified stock option award made to the named executive officers in 2016 that is conditioned on continued service. These stock option awards are discussed in the Compensation Discussion and Analysis under the heading "Annual Long-Term Incentive Compensation."

(5) Represents the closing price of our common stock on the date of the grant.

(6) Amounts in this column represent the grant date fair value of each stock option grant and each restricted stock unit grant computed in accordance with FASB guidance on stock-based compensation, and exclude the impact of estimated forfeitures related to service-based vesting conditions. The relevant assumptions made in the valuations may be found in Note 1 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

(7) The non-qualified stock options and restricted stock units vest as follows: 50% vests in three equal installments on the first, second and third anniversaries of the grant date, and the remaining 50% vests upon the Company's achievement of

the following performance condition: the Company's average closing price per share must be at least 25% higher than the closing price on the grant date for a period of 30 consecutive trading days preceding the first, second or third anniversaries of the grant date. If the performance condition is met prior to the first anniversary of the grant date, one-third of the performance-based stock options and restricted stock units will vest in three equal installments on the first, second and third anniversaries of the grant date; if the performance condition is met after the first anniversary but prior to the second anniversary of the grant date, two-thirds of the performance-based stock options and restricted stock units will vest on the second anniversary of the grant date and one-third will vest on the third anniversary of the grant date; if the performance condition is met after the second anniversary but prior to the third anniversary of the grant date, 100% of the performance-based stock options and restricted stock units will vest on the third anniversary of the grant date. If the performance condition is not achieved before the third anniversary of the grant date, the performance-based stock options and restricted stock units will be forfeited. The named executive officer must remain employed by the Company as of each vesting date. The non-qualified stock options are exercisable over a term of ten years.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2016

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested[1] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Lucia	30,000	—	—	19.77	9/30/2017	—	—	—	—
	71,628	—	—	22.95	9/30/2018	—	—	—	—
	64,100	—	—	27.79	10/4/2019	—	—	—	—
	86,083	—	—	21.36	11/14/2020	—	—	—	—
	32,410	16,205 (2)	48,616 (3)	21.63	11/11/2021	—	—	—	—
	32,163	160,813 (4)	—	16.77	3/3/2022	—	—	—	—
	—	208,333 (12)	—	13.94	3/3/2023	—	—	—	—
	—	—	—	—	—	11,743 (5)	213,253	—	—
	—	—	—	—	—	16,700 (6)	303,272	—	—
	—	—	—	—	—	5,683 (2)	103,203	17,048 (3)	309,592
	—	—	—	—	—	56,525 (4)	1,026,494	—	—
	—	—	—	—	—	81,600 (12)	1,481,856	—	—
Sherman	51,796	51,795 (7)	—	20.71	9/8/2021	—	—	—	—
	14,831	7,416 (2)	22,248 (3)	21.63	11/11/2021	—	—	—	—
	19,792	98,962 (4)	—	16.77	3/3/2022	—	—	—	—
	7,064	35,321 (9)	—	16.64	5/13/2022	—	—	—	—
	33,334	66,666 (10)	—	11.20	11/10/2022	—	—	—	—
	33,334	66,666 (10)	—	14.00	11/10/2022	—	—	—	—
	—	102,564 (12)	—	13.94	3/3/2023	—	—	—	—
	—	—	—	—	—	2,601 (2)	47,234	7,802 (3)	141,684
	—	—	—	—	—	34,785 (4)	631,696	—	—
	—	—	—	—	—	12,520 (9)	227,363	—	—
	—	—	—	—	—	40,172 (12)	729,524	—	—
Neuman	32,281	—	—	21.36	11/14/2020	—	—	—	—
	12,634	6,317 (2)	18,952 (3)	21.63	11/11/2021	—	—	—	—
	16,965	84,824 (4)	—	16.77	3/3/2022	—	—	—	—
	7,064	35,321 (9)	—	16.64	5/13/2022	—	—	—	—
	33,334	66,666 (10)	—	11.20	11/10/2022	—	—	—	—
	33,334	66,666 (10)	—	14.00	11/10/2022	—	—	—	—
	—	91,575 (12)	—	13.94	3/3/2023	—	—	—	—
	—	—	—	—	—	4,551 (8)	82,646	—	—
	—	—	—	—	—	12,370 (6)	224,639	—	—
	—	—	—	—	—	2,215 (2)	40,224	6,646 (3)	120,691
	—	—	—	—	—	29,815 (4)	541,440	—	—
	—	—	—	—	—	12,520 (9)	227,363	—	—
	—	—	—	—	—	35,868 (12)	651,363	—	—
Nustad	11,247	—	—	22.47	2/8/2018	—	—	—	—
	22,384	—	—	22.95	9/30/2018	—	—	—	—
	10,015	—	—	27.79	10/4/2019	—	—	—	—
	10,016	—	—	27.79	10/4/2019	—	—	—	—
	28,694	—	—	21.36	11/14/2020	—	—	—	—
	10,986	5,493 (2)	16,480 (3)	21.63	11/11/2021	—	—	—	—
	14,137	70,687 (4)	—	16.77	3/3/2022	—	—	—	—
	25,000	50,000 (10)	—	11.20	11/10/2022	—	—	—	—
	25,000	50,000 (10)	—	14.00	11/10/2022	—	—	—	—
	—	73,718 (5)	—	13.94	3/3/2023	—	—	—	—
	—	—	—	—	—	8,699 (5)	157,974	—	—
	—	—	—	—	—	9,896 (6)	179,711	—	—
	—	—	—	—	—	1,927 (2)	34,994	5,779 (3)	104,947
	—	—	—	—	—	24,846 (4)	451,203	—	—
	—	—	—	—	—	28,874 (12)	524,352	—	—
Williams	38,285	12,762 (11)	—	22.54	12/8/2020	—	—	—	—
	12,084	6,043 (2)	18,128 (3)	21.63	11/11/2021	—	—	—	—
	16,965	84,824 (4)	—	16.77	3/3/2022	—	—	—	—
	7,064	35,321 (9)	—	16.64	5/13/2022	—	—	—	—
	33,334	66,666 (10)	—	11.20	11/10/2022	—	—	—	—
	33,334	66,666 (10)	—	14.00	11/10/2022	—	—	—	—
	—	91,575 (12)	—	13.94	3/3/2023	—	—	—	—
	—	—	—	—	—	5,567 (6)	101,097	—	—
	—	—	—	—	—	2,119 (2)	38,481	6,357 (3)	115,443
	—	—	—	—	—	29,815 (4)	541,440	—	—
	—	—	—	—	—	12,520 (9)	227,363	—	—
	—	—	—	—	—	35,868 (12)	651,363	—	—

(1) The market value of shares or units of stock that have not vested is calculated by multiplying the closing market price per share of our common stock on December 30, 2016, the last trading day in 2016, of $18.16 per share by the number of shares or units of stock that have not vested.

(2) Represents stock options and restricted stock units granted on November 12, 2014. The remaining stock options and restricted stock units are scheduled to vest on November 12, 2017.

(3) Represents performance-based stock options and restricted stock units granted on November 12, 2014 that have not been earned. The stock options and restricted stock units are scheduled to vest on November 12, 2017, subject to satisfaction of the following performance condition: an increase in the average closing price per share of our common stock during the applicable trading days in any consecutive 30 calendar day period preceding the third anniversary of the grant date of at least 25% over the option exercise price.

(4) Represents stock options and restricted stock units granted on March 4, 2015. One-half of the stock options and restricted stock units granted are subject to time-based vesting in one-third increments. Of the remaining two-thirds that were unexercisable or that had not vested as of December 30, 2016, one-third vested on March 4, 2017, and one-third is scheduled to vest on March 4, 2018. One-half of the stock options and restricted stock units granted were subject to performance-based conditions that have been satisfied and subject to time-based vesting conditions. Two-thirds of these performance-based stock options and restricted stock units vested on March 4, 2017, and one-third is scheduled to vest on March 4, 2018.

(5) Represents restricted stock units granted on February 27, 2013 that were subject to performance-based conditions that have been satisfied and subject to time-based vesting conditions. Of the remaining restricted stock units that had not vested as of December 30, 2016, one-half vested on February 27, 2017, and one-half is scheduled to vest on February 27, 2018.

(6) Represents restricted stock units granted on March 5, 2014 that were subject to performance-based conditions that have been satisfied and subject to time-based vesting conditions. Of the remaining restricted stock units that had not vested as of December 30, 2016, one-half vested on March 5, 2017, and one-half is scheduled to vest on March 5, 2018.

(7) Represents stock options granted on September 8, 2014. One-half of the remaining stock options are scheduled to vest on September 8, 2017, and one-half are scheduled to vest on September 8, 2018.

(8) Represents restricted stock units granted on April 1, 2013. All of the remaining restricted stock units vested on April 1, 2017.

(9) Represents stock options and restricted stock units granted on May 13, 2015. One-half of the stock options and restricted stock units granted are subject to time-based vesting in one-third increments. Of the remaining two-thirds that were unexercisable or that had not vested as of December 30, 2016, one-third is scheduled to vest on May 13, 2017, and one-third is scheduled to vest on May 13, 2018. One-half of the stock options and restricted stock units granted were subject to performance-based conditions that have been satisfied and subject to time-based vesting conditions. Two-thirds of these performance-based stock options and restricted stock units are scheduled to vest on May 13, 2017, and one-third are scheduled to vest on May 13, 2018.

(10) Represents stock options granted on November 11, 2015. Of the remaining two-thirds that were unexercisable as of December 30, 2016, one-third is scheduled to vest on November 11, 2017, and one-third is scheduled to vest on November 11, 2018.

(11) Represents stock options granted on December 9, 2013. All of the remaining stock options are scheduled to vest on December 9, 2017.

(12) Represents stock options and restricted stock units granted on March 2, 2016. One-half of the stock options and restricted stock units granted are subject to time-based vesting in one-third increments. One-third of the time-based stock options and restricted stock units vested on March 2, 2017, and one-third is scheduled to vest on each of March 2, 2018 and March 2, 2019. One-half of the stock options and restricted stock units granted were subject to performance-based conditions that have been satisfied and subject to time-based vesting conditions. One-third of these performance-based stock options and restricted stock units vested on March 2, 2017, and one-third is scheduled to vest on each of March 2, 2018 and March 2, 2019.

OPTION EXERCISES AND STOCK VESTED IN 2016

The following table sets forth certain information concerning the stock options exercised and stock awards that vested for our named executive officers during the year ended December 31, 2016.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise[1] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[2] ($)
Lucia	339,328	4,504,336	44,906	604,649
Sherman	—	—	12,060	179,971
Neuman	—	—	21,417	310,316
Nustad	—	—	16,192	227,287
Williams	—	—	13,369	197,093

(1) The value realized on the exercise of stock options is based on the difference between the exercise price and the market price (used for tax purposes) of our common stock on the date of exercise.

(2) The value realized on vesting represents the number of shares acquired on vesting multiplied by the market value of shares of our common stock on the vesting date, which is the closing price of our common stock on:

(i) February 18, 2016 of $11.61 for Mr. Lucia (13,697 shares);

(ii) February 27, 2016 of $12.99 for Mr. Lucia (5,872 shares) and Ms. Nustad (4,349 shares);

(iii) March 4, 2016 of $14.01 for Messrs. Lucia (11,304 shares), Sherman (6,956 shares) and Williams (5,963 shares) and Mses. Neuman (5,963 shares) and Nustad (4,969 shares);

(iv) March 5, 2016 of $14.01 for Messrs. Lucia (8,350 shares) and Williams (2,783 shares) and Mses. Neuman (6,185 shares) and Nustad (4,948 shares);

(v) April 1, 2016 of $14.06 for Ms. Neuman (4,550 shares);

(vi) May 13, 2016 of $15.78 for Messrs. Sherman (2,504 shares) and Williams (2,504 shares) and Ms. Neuman (2,504 shares); and

(vii) November 12, 2016 of $16.54 for Messrs. Lucia (5,683 shares), Sherman (2,600 shares) and Williams (2,119 shares) and Mses. Neuman (2,215 shares) and Nustad (1,926 shares).

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT OR CHANGE IN CONTROL

The information and table in this section summarize the estimated compensation payable to each of our named executive officers in the event of termination of employment or a change in control. This compensation is payable pursuant to (i) the terms of the employment agreement with each of our named executive officers, and (ii) the terms of our equity incentive plans and related award agreements. Regardless of the manner in which the named executive officer's employment terminates, each executive is generally entitled to receive earned, unpaid salary and accrued but unused paid time off through the date of termination under his or her employment agreement. Each named executive officer is also entitled to receive any earned, unpaid bonus for the calendar year preceding the calendar year in which his or her employment ends unless such termination is for Cause. The definitions of "Cause," Change in Control," "Disability," and "Good Reason" appear at the end of the next section under the heading "Key Terms."

In addition to the compensation discussed above, the following table reflects the compensation and benefits that would have been paid to the named executive officers had their employment terminated on December 31, 2016 under the termination scenarios shown below, and assumes a closing price of our common stock as of December 30, 2016, the last trading day in 2016 ($18.16). The table also assumes that each named executive officer executes a separation agreement and general release, as required under the terms of their employment agreements, and complies with certain restrictive covenants and confidentiality provisions contained in their employment agreements and Restrictive Covenants Agreements (as defined and described under the heading "Restrictive Covenants Agreements"). The table does not include any amounts due for unused paid time off for 2016 or the value of immediately exercisable stock options at the date of termination (where vesting was not

accelerated as a result of the termination). Due to a number of factors that may affect the availability, nature and amount of compensation upon termination, any actual amounts paid or distributed to named executive officers may be different from the amounts provided in this section. In addition, in connection with any actual termination or change in control situation, we may determine to enter into agreements or establish arrangements that alter the terms below.

Named Executive Officer and Type of Payment	Termination without Cause[1] ($)	Resignation for Good Reason[2] ($)	Termination without Cause following a Change in Control[3] ($)	Resignation for Good Reason following a Change in Control[3] ($)	Disability[4] ($)	Death or Retirement[5] ($)
Lucia						
Cash severance	1,300,000	1,300,000	1,300,000	1,300,000	1,300,000	—
Bonus compensation[6]	1,300,000	1,300,000	1,300,000	1,300,000	1,300,000	—
Continued health insurance coverage	22,833	22,833	22,833	22,833	22,833	—
RSUs[7][9]	3,437,670	3,437,670	3,437,670	3,437,670	3,437,670	3,437,670
Stock Options[8][9]	1,102,695	1,102,695	1,102,695	1,102,695	1,102,695	1,102,695
Total	7,163,198	7,163,198	7,163,198	7,163,198	7,163,198	4,540,365
Sherman						
Cash severance	515,000	515,000	515,000	—	—	—
Continued health insurance coverage	16,407	16,407	16,407	—	—	—
RSUs[7]	—	—	1,777,501	1,777,501	1,777,501	1,777,501
Stock Options[8]	—	—	1,365,391	1,365,391	1,365,391	1,365,391
Total	531,407	531,407	3,674,299	3,142,892	3,142,892	3,142,892
Neuman						
Cash severance	500,000	—	500,000	500,000	—	—
Continued health insurance coverage	10,669	—	10,669	10,669	—	—
RSUs[7]	—	—	1,888,368	1,888,368	1,888,368	1,888,368
Stock Options[8]	—	—	1,299,366	1,299,366	1,299,366	1,299,366
Total	510,669	—	3,698,402	3,698,402	3,187,733	3,187,733
Nustad						
Cash severance	437,750	—	437,750	437,750	—	—
Continued health insurance coverage	16,407	—	16,407	16,407	—	—
RSUs[7]	—	—	1,453,181	1,453,181	1,453,181	1,453,181
Stock Options[8]	—	—	965,345	965,345	965,345	965,345
Total	454,157	—	2,872,683	2,872,683	2,418,526	2,418,526
Williams						
Cash severance	500,000	—	500,000	500,000	—	—
Continued health insurance coverage	16,407	—	16,407	16,407	—	—
RSUs[7]	—	—	1,675,187	1,675,187	1,675,187	1,675,187
Stock Options[8]	—	—	1,299,366	1,299,366	1,299,366	1,299,366
Total	516,407	—	3,490,960	3,490,960	2,974,553	2,974,553

(1) Assuming involuntary termination without Cause, Messrs. Sherman and Williams and Mses. Neuman and Nustad would be entitled to cash severance in an amount equal to 12 times their monthly base salary paid ratably in equal installments over a 12 month period, and a lump sum amount equal to 12 times the difference between the monthly COBRA coverage premium for the same type of medical and dental coverage they are receiving as of the date their employment ends and their monthly employee contribution. Mr. Lucia would be entitled to cash severance in an amount equal to 24 times his monthly base salary paid ratably in equal installments over a 24-month period, continued health coverage for 24 months or until he becomes eligible for health coverage from another employer, whichever is earlier, and twice his bonus component. The bonus component varies depending upon whether the bonus for the year of termination is intended to be "performance-based" compensation and performance is satisfied, in which case it will be paid when bonuses are paid to our other senior executive officers, or whether the bonus is under a different program, in which case it will be his target bonus. In addition, Mr. Lucia would be treated as continuing in service for purposes of the vesting of any equity award under the terms of his employment agreement.

(2) The amounts in this column represent the amounts payable to the named executive officer in the event he resigns for Good Reason, as defined in his employment Agreement, which will be paid on the same schedule as if he were terminated without Cause.

(3) If within 24 months following a Change in Control, the named executive officer's employment is terminated without cause or the named executive officer resigns for Good Reason, Messrs. Sherman and Williams and Mses. Neuman and Nustad would receive the amount of cash severance equal to 12 times their monthly base salary in a single lump sum, and Mr. Lucia would receive the amount of his cash severance equal to 24 times his monthly base salary and twice his bonus

component in a single lump sum. In addition, if Mr. Lucia is terminated without Cause or resigns for Good Reason within six months prior to a Change in Control, Mr. Lucia would receive a lump sum cash payment equal to the excess of the amount he would have received for any equity awards outstanding or deemed to be outstanding, or canceled or forfeited, as a result of termination or Change in Control, over the amount he actually received. The named executive officers would also be entitled to continued health coverage, and accelerated vesting of stock awards and option awards pursuant to the terms of the applicable agreements. Since the employment agreements of named executive officers and the equity awards have double-trigger Change in Control provisions (except with respect to equity awards not assumed by the acquiring entity), the table assumes that both a Change in Control and a subsequent termination of employment has occurred.

(4)   In the event the employment of Messrs. Sherman or Williams, or Mses. Neuman or Nustad is terminated due to the executive's Disability, all outstanding stock awards will immediately vest and all option awards will become vested and fully exercisable pursuant to the terms of the applicable award agreements. A termination of Mr. Lucia's employment due to Disability would be treated as a termination without Cause pursuant to his employment agreement.

(5)   The amounts in this column represent the amounts payable to the named executive officer if his or her employment is terminated upon death or Retirement. If the named executive officer's employment is terminated as a result of death, all outstanding stock awards will immediately vest and all option awards will become vested and fully exercisable upon termination pursuant to the terms of the applicable award agreements. If the named executive officer's employment is terminated as a result of Retirement, the named executive officer will be treated as continuing in service for vesting purposes and the vested portion of options shall remain exercisable until the second anniversary of such executive's Retirement, or until the last applicable vesting date or option expiration date under the applicable award agreement, whichever is sooner. Under the award agreements, "Retirement" means cessation of employment on or after attaining the age of 60 and having at least 5 years of continuous service with the Company. None of the named executive officers qualified for Retirement as of December 31, 2016.

(6)   Amounts represent the target annual short-term (cash) incentive compensation that Mr. Lucia would be entitled to receive under his employment agreement as of the date his employment ends, and not the amount that the Compensation Committee determined to pay Mr. Lucia as set forth in the Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

(7)   Except for the amounts reported for Mr. Lucia in the columns entitled Termination Without Cause or Resignation for Good Reason, the amounts reported represent the estimated market value of unvested restricted stock units (including any performance-based restricted stock units) that would have vested as of December 31, 2016 under the termination scenarios in the table, calculated based on the aggregate number of accelerated restricted stock units multiplied by the closing market price per share of our common stock on December 30, 2016, the last trading day in 2016, of $18.16 per share.

(8)   Except for the amounts reported for Mr. Lucia in the columns entitled Termination Without Cause or Resignation for Good Reason, the amounts reported represent the estimated market value of outstanding stock options, which are not then exercisable (including any performance-based stock options), that would have become exercisable as of December 31, 2016 under the termination scenarios in the table, calculated based on the difference between the aggregate exercise price of all accelerated options and the aggregate market value of the underlying shares as of December 30, 2016, the last trading day in 2016, based on the closing market price per share of our common stock on December 30, 2016 of $18.16 per share.

(9)   The amounts reported for Mr. Lucia in the columns entitled Termination Without Cause or Resignation for Good Reason represent the estimated market value of his (i) unvested restricted stock units (including any performance-based restricted stock units) as of December 31, 2016, calculated based on the aggregate number of restricted stock units multiplied by the closing market price per share of our common stock on December 30, 2016, the last trading day in 2016, of $18.16 per share and (ii) and outstanding stock options, which are not then exercisable (including any performance-based stock options) as of December 31, 2016, calculated based on the difference between the aggregate exercise price of such options and the aggregate market value of the underlying shares as of December 30, 2016, the last trading day in 2016, based on the closing market price per share of our common stock on December 30, 2016 of $18.16 per share, which would continue to vest under these termination scenarios pursuant to the terms of his employment agreement. The amounts reported assume that these restricted stock units and stock options are earned, to the extent such awards are performance-based, and fully vest.

Executive Employment Agreements

EMPLOYMENT AGREEMENT WITH MR. LUCIA

HMS and Mr. Lucia entered into the second amendment to his executive employment agreement, effective March 1, 2015, extending the term of his agreement to February 28, 2018. Under his employment agreement,

Mr. Lucia is entitled to a minimum annual base salary of $650,000, subject to increase from time to time by the Board of Directors or the Compensation Committee, and a targeted annual short-term (cash) incentive award opportunity of 100% of his base salary. If we terminate Mr. Lucia's employment without Cause, in connection with a Change in Control or otherwise, or if his employment ceases because of his disability or if he terminates his employment with Good Reason, then provided that Mr. Lucia executes and does not revoke a separation agreement and release, and complies with his Restrictive Covenants Agreement, (i) he will be entitled to receive cash severance in an amount equal to (A) 24 times his monthly base salary paid ratably in equal installments over a 24 month period (unless his termination/resignation is in connection with a Change in Control, in which case the payment will be in a single lump sum), and (B) twice his bonus component that will vary depending upon whether the bonus for the year of termination is intended to be "performance-based" compensation and performance is satisfied, in which case it will be paid when bonuses are paid to our other senior executive officers, or whether the bonus is under a different program, in which case it will be his target bonus and will be paid on the same schedule as (A) above (unless his termination/resignation is in connection with a Change in Control, in which case the payment will be in a single lump sum), (ii) he will be entitled to continued health coverage for 24 months or until he becomes eligible for health coverage from another employer, whichever is earlier, and (iii) he will be treated as continuing in service for purposes of the vesting of any equity award until the earliest of: (x) the end of the Noncompetition Period (as defined in Mr. Lucia's Restrictive Covenants Agreement), (y) the last of the applicable vesting dates under such awards, or (z) the termination or violation of the Restrictive Covenants Agreement.

In addition, if we terminate Mr. Lucia's employment without Cause or Mr. Lucia resigns for Good Reason, and such termination occurs within a six-month period before a Change in Control, Mr. Lucia will receive a cash payment equal to the excess of the amount he would have received for such equity awards if he were continuing in service as of the date of the Change in Control and terminated immediately thereafter over the amount actually received, paid in a single lump sum payment at the time provided in the agreement. In the event that any payments and benefits, including any benefits provided to Mr. Lucia or for Mr. Lucia's benefit under the agreement or any other company plan or agreement, become subject to the excise tax under Section 4999 of the Code, such payments and benefits will be "cut-back" to an amount that is less than such amount that would cause the excise tax to the extent that such reduction would result in Mr. Lucia retaining a larger amount on an after-tax basis.

EMPLOYMENT AGREEMENTS WITH OTHER NAMED EXECUTIVE OFFICERS

We have employment agreements that are at-will, subject to certain notice and/or severance provisions, with Mr. Sherman, Ms. Neuman, Ms. Nustad and Mr. Williams. These employment agreements set forth the named executive officer's initial annualized base salary as follows: (i) Mr. Sherman at $500,000, (ii) Ms. Neuman at $450,000, (iii) Ms. Nustad at $350,000 and (iv) Mr. Williams at $400,000, subject to increase from time to time by the Board of Directors or the Compensation Committee. In addition, under the terms of these agreements, the named executive officers are eligible to receive bonus compensation from us in respect of each fiscal year (or portion thereof) during the term of their employment, in each case as may be determined by our Compensation Committee in its sole discretion on the basis of such performance-based or other criteria as it determines appropriate. For 2016, the targeted annual short-term (cash) incentive award opportunity for each other named executive was 65% of his/her base salary.

In the event any of these named executive officers is terminated without Cause, in connection with a Change in Control or otherwise, then provided that such named executive officer executes and does not revoke a separation agreement and release, and complies with the Restrictive Covenants Agreement, the executive will be entitled to receive (i) cash severance in an amount equal to 12 times the executive's monthly base salary paid ratably in equal installments over a 12 month period, (ii) a lump sum amount equal to 12 times the difference between the monthly COBRA coverage premium for the same type of medical and dental coverage (single, family, or other) the executive is receiving as of the date employment ends and then monthly employee contribution, which amount may be used for any purpose, and (iii) any earned but unpaid annual bonus for the calendar year preceding the calendar year in which employment ends. If within 24 months following a Change in Control, Mr. Williams' or Mses. Neuman's or Nustad's employment is terminated without Cause or resigns for Good Reason, provided that the executive executes a separation agreement and release, and complies with the Restrictive Covenants Agreement, he or she will receive the amounts set forth in (i) above in a single lump sum payment, rather than in installments as applies outside of a Change in Control.

Restrictive Covenants Agreements

We also have entered into a Noncompetition, Nonsolicitation, Proprietary and Confidential Information and Developments Agreement (the "Restrictive Covenants Agreement") with each of our named executive officers. Under the terms of the Restrictive Covenants Agreements, in Mr. Lucia's case, for the 24 months following the termination of his employment for any reason, and in the case of the other named executive officers, for the 12 months following the termination of employment for any reason, the named executive officer is generally prohibited from (i) engaging or assisting others to engage in any business or enterprise in the United States that competes with HMS's business, products or services, (ii) soliciting or diverting, or attempting to solicit or divert, the business of any of HMS's current or prospective clients, (iii) soliciting, recruiting or inducing or attempting to solicit, recruit or induce any company employee or independent contractor to leave HMS's employ (or, in some situations, hire [any such company employee or independent contractor]), and (iv) disclosing or utilizing for the benefit of any entity other than HMS, any system or product development ideas discussed or explored, even if not implemented, during the named executive officer's employment with HMS. The Restrictive Covenants Agreements also set forth certain obligations with respect to proprietary and confidential information and developments and inventions.

Equity Incentive Plans

All named executive officers participated in the Company's equity plans in 2016.

With respect to stock awards and option awards under the 2006 Stock Plan, the 2016 Omnibus Plan, and the related award agreements, such awards generally require that the named executive officer remain employed by the Company (or continue to serve on the Board of Directors if no longer employed by the Company) during the period designated by the Compensation Committee, subject to acceleration of vesting or continued vesting of equity awards in the termination scenarios described in the table under "Potential Payments Upon Termination of Employment or Change in Control." If the named executive officer's employment or Board membership ends before the designated period for any reason (other than upon death, Disability, Retirement, termination without Cause or resignation for Good Reason following a Change in Control, or as otherwise specified in the executive's employment agreement), all unvested restricted stock units will be forfeited and all unexercisable portions of option awards will expire immediately. If we terminate the named executive officer's employment or Board membership for Cause, all stock awards and option awards will immediately terminate without regard to whether such awards are vested or exercisable, respectively.

In general, the treatment of equity upon a Change in Control depends on if the awards are assumed by the successor company. Upon a Change in Control, and unless provided otherwise in the terms of an award agreement or employment agreement, awards granted under the 2006 Stock Plan and the 2016 Omnibus Plan vest on an accelerated basis only if a qualifying termination occurs within 24 months after a Change in Control. In this case, restricted stock unit awards will immediately vest and become free of restrictions, and any outstanding option awards will become fully vested and immediately exercisable. Such options will remain exercisable for 12 months following the qualifying termination, but not beyond the option expiration date set forth in the applicable award agreement. To the extent an award under the 2016 Omnibus Plan is not assumed in a Change in Control, accelerated vesting generally occurs upon a Change in Control.

Key Definitions

The capitalized terms used in the sections under the headings "Potential Payments Upon Termination of Employment or Change in Control" and "Executive Employment Agreements" are defined as below. These definitions are subject to further limitations if necessary to conform to Section 409A of the Code.

"CAUSE"

- Under the employment agreements for each of the named executive officers, "Cause" means: (i) fraud with respect to HMS or any of its subsidiaries and affiliates; (ii) material misrepresentation to any regulatory agency, governmental authority, outside or internal auditors, internal or external company counsel, or the Board of Directors concerning the operation or financial status of HMS or of any of its subsidiaries and

affiliates; (iii) theft or embezzlement of assets of HMS or any of its subsidiaries or affiliates; (iv) conviction, or plea of guilty or nolo contendere to any felony (or to a felony charge reduced to a misdemeanor), or, with respect to the named executive officer's employment, to any misdemeanor (other than a traffic violation); (v) material failure to follow HMS's conduct and ethics policies that have been provided or made available to the named executive officer; (vi) a material breach of the named executive officer's employment agreement or Restrictive Covenants Agreement; and/or (vii) continued failure to attempt in good faith to perform his/her duties as reasonably assigned by the Board, in Mr. Lucia's case, or by his/her supervisor in the case of the other named executive officers. Certain of the foregoing definitions permit the named executive officer to attempt to cure the grounds for Cause prior to termination.

- Under the 2006 Stock Plan and the related award agreements, "Cause" is equated with "gross misconduct," and is determined by the Compensation Committee or our Board of Directors.

- During fiscal 2016, we adopted forms of Non-Qualified Stock Option Award Agreement and Restricted Stock Unit Award Agreement for awards under the 2016 Omnibus Plan, under which, "Gross Misconduct" is equated with "Cause" as defined in the employment agreements for the named executive officers. For participants that have not entered into employment agreements with HMS, "Gross Misconduct" means, for purposes of these awards, a conviction of any felony, or a misdemeanor with respect to the participant's employment, or the entering of a plea guilty or nolo contendere to such charge, the embezzlement or theft of HMS property, or a violation of a restrictive covenants or similar agreement with HMS.

"CHANGE IN CONTROL"

- Under the employment agreements and the terms of the 2006 Stock Plan and the 2016 Omnibus Plan, a "Change in Control" generally occurs, subject to specific exceptions, when:

  - a person or group beneficially owns 50.01% or more of our outstanding shares of common stock or the combined voting power of outstanding company securities entitled to vote in the election of directors;

  - there is a merger, consolidation, reorganization, recapitalization or share exchange involving HMS or a sale or other disposition of all or substantially all of HMS's assets, unless, immediately after the transaction (i) all or substantially all of the beneficial owners of HMS's outstanding common stock and outstanding voting securities prior to the transaction own, directly or indirectly, more than 50% of such securities after the transaction in substantially the same proportions as their initial ownership and (ii) no person beneficially owns 50.01%, or more of the outstanding shares of common stock or voting securities of the acquiring corporation (unless such ownership level existed prior to the transaction); or

  - during any one year-period, the individuals who are the continuing directors (as determined under the 2016 Omnibus Plan) cease for any reason to constitute a majority of the Board of Directors or the Board of a successor corporation.

"DISABILITY"

- Under the employment agreements, "Disability" exists when the Company determines that based upon appropriate medical evidence, the named executive officer has become physically or mentally incapacitated so as to render such executive incapable of performing the executive's usual and customary duties, with or without a reasonable accommodation, for at least 180 days (or in Mr. Sherman's case, for at least 120 days), whether or not consecutive, during any 12-month period, or if the named executive officer is found to be disabled within the Company's long-term disability insurance as then in effect.

- Under the related award agreements to the 2006 Stock Plan and the 2016 Omnibus Plan, "Disability" means permanent and total disability as defined by Section 22(e)(3) of the Code.

"GOOD REASON"

- Under the employment agreements, "Good Reason" means, the occurrence, without the named executive officer's prior written consent, of any of the following events: (i) a material diminution in his/her authority, duties or responsibilities (in Mr. Lucia's case, other than in connection with a portion of his authority, duties or responsibilities being assigned to or carried out by a President); (ii) a requirement that, in Mr. Lucia's case, he

report to an officer rather than to the Board, and in the case of the other named executive officers, that they report to a new supervisor who has materially diminished authority, duties or responsibilities in comparison to his/her previous supervisor; (iii) a material reduction in the named executive officer's base salary (or, in Mr. Sherman's case, his base salary or target bonus percentage); (iv) HMS's requiring, (a) in the case of Messrs. Lucia and Sherman, that they perform their principal services in a geographic area more than 50 miles from HMS's offices in Irving, Texas, or such other place at which they have agreed to provide such services, and (b) in the case of Mses. Neuman and Nustad and Mr. Williams, that they perform their principal services primarily in a geographic area more than 50 miles from HMS's offices in Dallas, Texas and New York, New York, or such other place of primary employment at which they have agreed to provide such services; or (v) a material breach by HMS of any material provision of the named executive officer's employment agreement. Good Reason is also subject to certain timing restrictions and our ability to cure the proposed Good Reason.

PROPOSAL TWO: ADVISORY APPROVAL OF EXECUTIVE COMPENSATION

We are providing our shareholders the opportunity to vote to approve, on an advisory basis, the compensation of Messrs. Lucia, Sherman and Williams and Mses. Neuman and Nustad, whom we refer to as our named executive officers and whose compensation is disclosed in this Proxy Statement in accordance with the SEC's rules, for fiscal 2016. This proposal, which is commonly referred to as "say-on-pay," is required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which added Section 14A to the Exchange Act.

Our Board of Directors is asking shareholders for advisory approval of our 2016 executive compensation as described in this Proxy Statement:

> RESOLVED, that the compensation paid to HMS's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and any related material disclosed in the proxy statement for HMS's 2017 Annual Meeting of Shareholders, is hereby approved.

Our executive compensation program is designed to attract, develop, motivate, and retain talented executives to lead our business. Under this program, our executive officers are rewarded for the achievement of our near-term and longer-term financial and strategic goals and for driving corporate financial performance and stability. The program contains elements of cash and equity-based compensation and is designed to align the interests of our executives with those of our shareholders.

As we describe in the Compensation Discussion and Analysis, "pay-for-performance" is the underlying philosophy for our executive compensation program. The program is designed and administered to align the interests of our senior executives with the interests of our shareholders, thus rewarding individual and team achievements that contribute to the attainment of our business goals; and to provide a balance of total compensation opportunities, including salary and short-term and long-term cash and equity incentives that are competitive with similarly situated companies and reflective of our performance. The Board believes this link between compensation and the achievement of our near- and long-term business goals has helped drive our performance over time. At the same time, we believe our program does not encourage excessive risk-taking by management.

EFFECT OF YOUR VOTE ON THIS PROPOSAL

As an advisory vote, the results of the vote on this proposal are not binding and thus do not overrule any decision by HMS or the Board of Directors (or any committee thereof), or create or imply any change or addition to the fiduciary duties of HMS or the Board of Directors (or any committee thereof). However, our Compensation Committee and Board of Directors value the opinions expressed by our shareholders in their vote on this proposal and will consider the outcome of the vote when making future executive compensation decisions.

VOTE REQUIRED

The affirmative vote of a majority of the votes cast at the 2017 Annual Meeting on such matter (and voting affirmatively or negatively) is required to approve, on an advisory basis, our 2016 executive compensation as reported in this Proxy Statement.

> **The Board of Directors recommends a vote "FOR" the proposal to approve, on an advisory basis, the 2016 compensation for our named executive officers.**

PROPOSAL THREE: ADVISORY VOTE ON FREQUENCY OF ADVISORY VOTES ON EXECUTIVE COMPENSATION

We are providing our shareholders the opportunity to vote, on an advisory basis, on the frequency of future executive compensation advisory, or "say-on-pay," votes. This proposal is required by Section 14A of the Exchange Act and the related rules of the SEC. Shareholders may vote for a frequency of every one, two or three years, or may abstain.

Our shareholders voted in 2011, in an advisory vote, in favor of the annual submission of the Company's executive compensation to our shareholders for approval on a non-binding basis, and our Board adopted this approach. We continue to believe that "say-on-pay" votes should continue to be conducted every year so that our shareholders may annually express their views on our executive compensation program.

EFFECT OF YOUR VOTE ON THIS PROPOSAL

As an advisory vote, the results of the vote on this proposal are not binding and thus do not overrule any decision by HMS or the Board of Directors (or any committee thereof), or create or imply any change or addition to the fiduciary duties of HMS or the Board of Directors (or any committee thereof). However, our Compensation Committee and Board of Directors value the opinions expressed by our shareholders in their vote on this proposal and will consider the outcome of the vote in making a determination about the frequency of future executive compensation advisory votes.

VOTE REQUIRED

The option of one year, two years or three years that receives a majority of votes cast at the 2017 Annual Meeting on the proposal will be the frequency for the advisory vote that has been recommended by shareholders. In the event that no option receives a majority of votes cast on the proposal, the Company will consider the option that receives the most votes to be the option selected by shareholders.

> **The Board of Directors recommends that you vote to approve, on an advisory basis, a frequency of every "ONE YEAR" for future executive compensation advisory votes.**

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP ("KPMG") has served as our (and our predecessor's) independent registered public accounting firm since 1981. No accountant has been selected or recommended to shareholders for election, approval or ratification for 2017 as our management and the Audit Committee continue their evaluation. The Company expects representatives of KPMG, or such other independent accounting firm that the Company may have engaged for fiscal 2017, to be present at the 2017 Annual Meeting, where they will be available to respond to appropriate questions from shareholders and make a statement if they desire to do so.

The aggregate fees for the services rendered by KPMG during the past two fiscal years are set forth in the table below.

AUDIT AND NON-AUDIT FEES

Type of Fee	2016 ($)	2015 ($)
Audit Fees[1]	1,600,000	945,000
Audit-Related Fees[2]	—	—
Tax Fees[3]	1,757,388	320,000
All Other Fees[4]	—	—
Total Fees for Services Provided[5]	**3,357,388**	**1,265,000**

(1) Audit fees consist of fees for professional services rendered for the audit of our consolidated financial statements, review of interim financial statements and services normally provided by the independent registered public accounting firm in connection with regulatory filings, including registration statements. The amount shown for fiscal 2016 represents the aggregate fees estimated to be billed by KPMG for the services rendered.

(2) Audit-related fees may consist of fees for audits of benefit plans and due diligence related to mergers and acquisitions. KPMG did not perform any audit-related services during fiscal years 2015 and 2016.

(3) Tax fees consist of fees for permissible tax services, including tax compliance, tax analysis and tax implementation provided during the ordinary course of operations.

(4) All other fees consist of services not included in the categories above. KPMG did not perform any other services during fiscal years 2015 and 2016.

(5) All audit and non-audit services disclosed in the table were pre-approved by the Audit Committee prior to the provision of the services.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

In accordance with its Charter, the Audit Committee pre-approves all audit and permissible non-audit services provided by our independent registered public accounting firm. At the time of the annual engagement of our independent registered public accounting firm or as soon as practicable thereafter, the Audit Committee pre-approves specific services and/or categories of services that may be provided during the year by the independent registered public accounting firm and the estimated fees for such services. During the year, circumstances may arise when it may become necessary or appropriate to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In such circumstances, our senior management seeks approval from the Audit Committee to engage the independent registered public accounting firm for such additional services. A description of any proposed non-audit services is provided to the Audit Committee along with the estimated fees for its pre-approval. For each proposed service, the independent registered public accounting firm is required to provide detailed supporting documentation at the time of approval to permit the Audit Committee to make a determination whether the performance of such services would impair the auditor's independence. The Audit Committee is regularly informed of any non-audit services provided by the independent auditor pursuant to this pre-approval process.

AUDIT COMMITTEE REPORT

In accordance with its Charter, the Audit Committee of the Board of Directors of HMS Holdings Corp., among its other duties, assists the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices. The Audit Committee consists of four non-employee directors who meet the independence and financial literacy requirements of NASDAQ and the additional, heightened independence criteria applicable to members of the Audit Committee under SEC and NASDAQ Marketplace Rules. During 2016, the Audit Committee met six times.

In discharging its oversight responsibility as to our financial reporting process, the Audit Committee reviewed and discussed our audited financial statements as of and for the fiscal year ended December 31, 2016 with management. Management has the responsibility for the preparation of our financial statements and HMS's independent registered public accounting firm, KPMG, has the responsibility for the examination of those statements.

The Audit Committee discussed with KPMG the matters required to be discussed by Auditing Standard No. 16 (codified as Auditing Standard No. 1301), "Communications with Audit Committees," as adopted by the Public Company Accounting Oversight Board, or PCAOB.

The Audit Committee has received from KPMG a formal written statement describing all relationships between KPMG and HMS that might bear on KPMG's independence, as required by applicable requirements of the PCAOB, and has discussed with KPMG any relationships that may impact its objectivity and independence. The Audit Committee has also considered whether the provision of non-audit services by KPMG is compatible with its independence. Based on the foregoing, the Audit Committee has concluded that KPMG is independent from HMS and its management.

Based on the above-mentioned review and discussions with management and KPMG, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2016, for filing with the SEC.

By the Audit Committee of the Board of Directors of HMS Holdings Corp.

> Ellen A. Rudnick, *Chair*
> Robert Becker
> Bart M. Schwartz
> Cora M. Tellez

The information contained in the Audit Committee Report shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference in such filing.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth information known to us with respect to the beneficial ownership of our common stock as of June 30, 2017 by (i) each of our directors and nominees for Class II director, (ii) Messrs. Lucia, Sherman and Williams and Mses. Neuman and Nustad, whom we refer to in this Proxy Statement as our named executive officers, (iii) all of our directors and current executive officers as a group and (iv) each person (or group of affiliated persons) known by us to be the beneficial owner of more than 5% of our common stock.

The tables are based upon information supplied to us by directors, executive officers and principal shareholders and filings under the Exchange Act, as amended. We have based our calculation of the percentage of beneficial ownership on 84,044,697 shares of our common stock outstanding as of June 30, 2017, unless otherwise noted. The beneficial ownership reported in the following tables is determined in accordance with the applicable rules of the SEC and does not necessarily indicate beneficial ownership for any other purpose. For purposes of the following tables, an entity or individual is considered the beneficial owner of shares of common stock if the entity or individual directly or indirectly has or shares voting power or investment power, as defined in the rules of the SEC, with respect to such shares or has the right to acquire beneficial ownership of such shares within 60 days of June 30, 2017.

Unless otherwise noted and subject to applicable community property laws, to our knowledge each shareholder named in the following table possesses sole voting and investment power over the shares listed. The address of each person listed in the table is c/o HMS Holdings Corp., 5615 High Point Drive, Irving, Texas 75038. To our knowledge, as of June 30, 2017, none of our officers or directors has pledged any of the shares that they respectively beneficially own as security.

SECURITY OWNERSHIP OF MANAGEMENT

Name of Beneficial Owner	Number of Outstanding Shares of Common Stock	Number of Shares Underlying Options Exercisable Within 60 Days[1]	Number of Shares Underlying Restricted Stock Units that will Vest Within 60 Days[2][3]	Percent of Class
Directors and Nominees for Class II Director (who are not officers):				
Alex M. Azar II	—	5,292	—	*
Robert Becker	5,000	9,506	—	*
Craig R. Callen	19,000	18,106	—	*
William F. Miller III	165,875 [4]	26,048	—	*
Ellen A. Rudnick	43,447	26,048	—	*
Bart M. Schwartz	22,273	26,048	—	*
Richard H. Stowe	25,000	26,048	—	*
Cora M. Tellez	580	20,790	—	*
Named Executive Officers:				
William C. Lucia	522,092 [5]	482,316	—	1.2%
Semone Neuman	20,734	238,222	—	*
Cynthia Nustad	32,209	224,462	—	*
Jeffrey S. Sherman	50,507 [6]	274,907	—	*
Douglas Williams	43,532	243,676	—	*
All current directors and executive officers as a group (15 persons)[7]	984,487 [8]	1,784,002	—	3.2%

* Less than 1% of outstanding shares

(1) Includes the number of shares that could be purchased by exercise of options exercisable at June 30, 2017 or within 60 days thereafter. The amounts reported in this column are excluded from the amounts reported in the column "Number of Outstanding Shares of Common Stock."

(2) Includes the number of shares underlying restricted stock units that are not subject to outstanding performance conditions and vest within 60 days of June 30, 2017, and excludes vested and unvested deferred stock units acquired pursuant to the Director Deferred Compensation Plan. Restricted stock units do not have voting power and are payable solely in shares of HMS common stock. The amounts reported in this column are excluded from the amounts reported in the column "Number of Outstanding Shares of Common Stock."

(3) Excludes deferred stock units (whether or not vested) held by non-employee directors pursuant to the Director Deferred Compensation Plan as follows: Mr. Azar (9,334), Mr. Becker (11,001), Mr. Callen (19,041), Mr. Miller (4,058), Ms. Rudnick (13,957), Mr. Schwartz (24,715), Mr. Stowe (53,091), and Ms. Tellez (38,194).

(4) Includes 9,000 shares of common stock held in trusts for the benefit of Mr. Miller's family. Mr. Miller disclaims beneficial ownership of the shares of common stock held by the trusts.

(5) Includes 522,092 shares of common stock held by the William C. Lucia Family Trust, a revocable trust for which Mr. Lucia serves as trustee.

(6) Includes 10,760 shares of common stock held by a revocable family trust for the benefit of Mr. Sherman's children and for which Mr. Sherman and his spouse serve as trustees.

(7) Includes the named executive officers, the current directors and Mses. Bjorck and South.

(8) Includes the shares reported in footnotes (4), (5) and (6).

Based on a review of filings with the SEC, the following entities hold more than 5% of our outstanding shares of common stock as of the date indicated on the respective filing.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Name and Address of Beneficial Owner	Number of Outstanding Shares of Common Stock (#)	Percent of Class (%)
BlackRock, Inc.[1]	9,836,431	11.6
The Vanguard Group[2]	7,907,910	9.3
T. Rowe Price Associates, Inc.[3]	6,819,568	8.0

(1) Based solely on a Schedule 13G/A filed with the SEC on January 12, 2017. According to the Schedule 13G/A, BlackRock, Inc., in its capacity as a parent holding company or control person of subsidiaries that acquired the reported securities, has sole voting power over 9,442,892 shares and sole dispositive power over 9,836,431 shares. The Schedule 13G/A was filed on BlackRock's behalf and on behalf of its subsidiaries BlackRock (Netherlands) B.V.; BlackRock Advisors, LLC; BlackRock Asset Management Canada Limited; BlackRock Asset Management Ireland Limited; BlackRock Asset Management Schweiz AG; BlackRock Financial Management, Inc.; BlackRock Fund Advisors; BlackRock Institutional Trust Company, N.A.; BlackRock Investment Management (Australia) Limited; BlackRock Investment Management (UK) Ltd and BlackRock Investment Management, LLC. BlackRock Fund Advisors beneficially owns 5% or greater of the outstanding shares of the class. BlackRock's principal business address is 55 East 52nd Street, New York, NY 10055.

(2) Based solely on a Schedule 13G/A filed with the SEC on February 13, 2017. According to the Schedule 13G/A, The Vanguard Group, a registered investment advisor, has sole voting power over 167,345 shares, shared voting power over 12,078 shares, sole dispositive power over 7,732,809 shares and shared dispositive power over 175,101 shares. Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 163,023 shares as a result of its serving as investment manager of collective trust accounts. Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 16,400 shares as a result of its serving as investment manager of Australian investment offerings. The Vanguard Group's principal business address is 100 Vanguard Boulevard, Malvern, PA 19355.

(3) Based solely on a Schedule 13G filed with the SEC on February 2, 2017. According to the Schedule 13G, T. Rowe Price Associates, Inc., a registered investment advisor ("Price Associates"), has sole voting power over 957,740 shares and sole dispositive power over 6,819,568 shares. Price Associates does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and

institutional clients which Price Associates serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time. Price Associates' principal business address is 100 E. Pratt Street, Baltimore, MD 21202.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Pursuant to Section 16(a) of the Exchange Act our executive officers, directors and persons owning more than 10% of a registered class of our equity securities are required to file reports of ownership and changes in ownership of common stock with the SEC. Copies of such reports are required to be furnished to us.

Based solely on a review of the copies of such reports furnished to us, or written representations that no other reports were required, we believe that during fiscal 2016, all of the reporting persons complied with the requirements of Section 16(a).

OTHER BUSINESS

As of the date of this Proxy Statement, the Board of Directors knows of no business to be presented at the 2017 Annual Meeting other than as set forth herein. If other matters properly come before the 2017 Annual Meeting, the persons named as proxies will vote on such matters in their discretion.

ANNUAL REPORT

Our 2016 Annual Report is concurrently being provided or mailed to shareholders. The Annual Report contains our consolidated financial statements and the report thereon of KPMG, our independent registered public accounting firm for the fiscal year ended December 31, 2016. The Annual Report is not incorporated into this Proxy Statement and is not considered proxy solicitation material.

BY ORDER OF THE BOARD OF DIRECTORS



Meredith W. Bjorck

Meredith W. Bjorck
Executive Vice President,
General Counsel and Corporate Secretary

Dated: July 12, 2017

IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. THEREFORE, SHAREHOLDERS ARE URGED TO SUBMIT THEIR VOTE AS SOON AS POSSIBLE BY FOLLOWING THE INSTRUCTIONS ON THEIR PROXY CARD OR VOTING INSTRUCTION FORM FOR VOTING OVER THE INTERNET OR BY TELEPHONE, OR IF YOU RECEIVED A PAPER COPY OF THE PROXY OR VOTING INSTRUCTION FORM BY MAIL, BY COMPLETING, SIGNING, DATING AND RETURNING THE ACCOMPANYING FORM OF PROXY IN THE ENCLOSED ENVELOPE.

ANNEX A

The Company believes that the non-GAAP financial measures presented in the CD&A provide useful information to the Company's management, investors, and other interested parties about the Company's operating performance because they allow them to understand and compare the Company's operating results during the current periods to the prior year periods in a more consistent manner. The non-GAAP measures presented in the CD&A may not be comparable to similarly titled measures used by other companies. These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP and reflect an additional way of viewing aspects of the Company's operations that, when viewed with GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provides a more complete understanding of the results of operations and trends affecting the Company's business. These non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to financial measures calculated in accordance with GAAP.

HMS HOLDINGS CORP. AND SUBSIDIARIES
(in thousands, except per share amounts)

RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA

	FY 2016	FY 2015
Net income	$ 37,636	$ 24,527
Net interest expense	8,198	7,763
Income taxes	11,835	15,282
Depreciation and amortization, net of deferred financing costs, included in net interest expense	44,930	50,598
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$102,599	$ 98,170
Stock based compensation expense	13,277	14,297
Non-recurring legal fees [1]	1,563	-
Adjusted EBITDA	$117,439	$112,467

(1) In periods prior to 2016, legal fees related to disputes involving PCG were not included in adjusted earnings because they were not considered non-recurring at the time. For the twelve months ended December 31, 2015, related legal fees were $5.5 million.

RECONCILIATION OF NET INCOME TO GAAP EPS AND ADJUSTED EPS

	FY 2016	FY 2015
Net Income	$ 37,636	$ 24,527
Stock-based compensation expense	13,277	14,297
Non-recurring legal fees [1]	1,563	-
Amortization of acquisition related software and intangible assets	28,030	28,148
Income tax related to adjustments	(15,536)	(16,295)
Sub-total	$ 64,970	$ 50,677
Weighted average common shares, diluted	86,987	88,361
Diluted GAAP EPS	0.43	$ 0.28
Diluted adjusted EPS	0.75	$ 0.57

(1) Legal fees related to disputes involving PCG were not considered non-recurring in 2015. For the twelve months ended December 31, 2015, related legal fees were approximately $5.5 million and income taxes on related legal fees were approximately $2.1 million or the equivalent of $0.04 per diluted Adjusted EPS.